SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number     001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   ☐      Form 40-F   ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   ☐      No   ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Documents Included as Part of this Report:

1.	Management’s Discussion and Analysis for the year ended August 31, 2003.

2.	Audited consolidated financial statements, including consolidated balance sheets as at August 31, 2003 and 2002 and consolidated statements of loss and retained earnings (deficit) and cash flows for each of the years in the three year period ended August 31, 2003 (including U.S. GAAP reconciliation).

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-9 of the Registrant which was originally filed with the Securities and Exchange Commission on November 20, 2001 (File No. 333-14114).

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

FORWARD
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. All per share amounts reflect common per share amounts, and are based on unrounded amounts. Percentage changes are based on rounded amounts.

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
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I.	INTRODUCTION TO OUR BUSINESS

A.	Company overview – core business and strategies

i)	Shaw Communications Inc.

Shaw Communications Inc. (“Shaw or “the Company”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to over 2.9 million customers. Shaw’s mission is to provide its customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s strategy is to maximize shareholder value by focusing on growing free cash flow. Shaw delivers this strategy on several fronts: delivering products and services to our customers in a cost effective manner; increasing customer penetration; delivering quality customer service; implementing of strategic price increases; leveraging our network infrastructure and generating operating efficiencies through innovative practices.

Shaw is organized into three major divisions. The representation of each of the divisions as a percentage of consolidated revenue in fiscal 2003 is as follows: Cable – 71.5%; DTH – 23.7%; and Satellite Services – 4.8%.

ii)	Cable

The Cable division is comprised of Shaw’s cable television, Internet and Big Pipe operations. Shaw is the largest cable television provider in Western Canada with approximately 2.1 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and Ontario), representing approximately 28% of the Canadian cable television market. Through its technologically advanced broadband network, Shaw also had 886,220 Internet customers and 473,870 digital cable customers as at August 31, 2003. In addition, the Cable division established Big Pipe in 2000 to develop and operate the fibre network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and provides Internet and data connectivity services to large businesses and other organizations.

In past years, Shaw has enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investment. The plant and network is now essentially fully digital and two-way capable. Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable such as Video-on-Demand (“VOD”) and High-Definition TV (“HDTV”). The VOD service enables customers to select programming from a library of titles through an online ordering system and view the programming on their television at a time of their choosing with full VCR/DVD functionality including pause, rewind and fast forward using their remote control. This is a value-added service that Shaw anticipates will provide it with a competitive advantage over satellite, which does not have two-way network capability. VOD is viewed by the Company as an effective retention tool and is expected to provide further revenue opportunities. In addition, it is expected to support growth in Internet and digital as customers must have these services to access VOD. Shaw also leverages its network through increased penetration rates of digital cable, residential High-Speed, High-Speed Lite Internet and Business Internet (“SOHO”). Shaw has the highest digital penetration rate as a percentage of basic cable in Canada (23%) and the highest penetration of Internet in North America with 43%.

Shaw also has a customer-centric strategy designed to deliver service, simplicity and savings to its customers via unique bundled service offerings. Creating value for our customers equals value for Shaw through reduced churn, incremental penetration and operational efficiencies. Approximately 38% of Shaw cable customers subscribe to bundled services compared to 28% last year.

Shaw creates value through its “clustering” strategy, which involves geographical consolidation and re-alignment of its cable systems to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. As a result, Shaw has consolidated its position as the dominant provider of cable television services in Western Canada. This year, Shaw completed the sale of its US cable systems and announced the pending acquisition of certain cable systems in Alberta and southern British Columbia from Monarch Cablesystem Ltd.

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Finally, Shaw senior management and employees constantly re-evaluate operations to ensure that Shaw continues to be one of the best run cable companies in North America. In the last 18 months, Shaw underwent a series of restructurings and implemented a number of cost-saving initiatives.

iii)	DTH (Star Choice)

DTH (Star Choice) distributes digital video and audio programming services via DTH satellite to Canadian residences and commercial establishments. It is one of two active DTH satellite operators licensed by the Canadian Radio-television and Telecommunications (“CRTC”) to deliver digital subscription video and audio programming services via satellite directly to subscribers’ homes and businesses. Star Choice began the national roll-out of its digital DTH services in October, 1997 and, at August 31, 2003 had 808,526 subscribers across Canada.

Star Choice’s customer acquisition strategy has migrated from households not served by cable or underserved by cable (i.e. served by cable systems that offer fewer than 80 channels) to households that receive full service cable. As its customer acquisition focus has shifted, Star Choice has concentrated on differentiating itself from alternative video services through unique product offerings such as time-shifting of programming.

Star Choice and Satellite Services share a strategy to leverage a common satellite infrastructure. The two divisions distribute largely the same digital video and audio signals to different markets (residential and business), thereby allowing Shaw to derive distinct revenue streams from different customers using a common platform. Similar operational, revenue and cost synergies exist between the businesses. In addition, in 2002 the CRTC modified certain structural separation licence conditions so as to allow DTH and Cable to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. Therefore over the last 18 months Star Choice has and is continuing to restructure its operations to take advantage of shared facilities with Cable where possible. For example, in July 2002, Star Choice converted to the same billing system as Cable.

iv)	Satellite Services

Satellite Services has three principal lines of business: (a) redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as satellite relay distribution undertaking (“SRDU”) services; (b) providing uplink and network management services for conventional and specialty broadcasters on a contract basis and c) through Cancom Tracking Solutions, providing mobile tracking and messaging services to approximately 450 companies making it the largest provider of such services in the long-haul trucking industry in Canada, with approximately 26,000 vehicles using its services. The Business Television business which built and maintained satellite interactive distance learning (“SIDL”) networks was sold in March 2003.

B.	Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers. We have outlined these below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

(i)	Revenue

Revenue is a measurement defined by Canadian and US generally accepted accounting principles (“GAAP”). It is the inflow of cash, receivables or other consideration arising from the sale of product and services. Revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance indicator, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating our growth in a competitive market place.

The following key performance indicators are not measurements in according with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance by Canadian or US GAAP.

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(ii)	Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses. In the case of the analysis of our business segments, it excludes one-time income and expense items such as restructuring, recovery of cable litigation accrual and inventory write-downs. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization, (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Relative increases period over period in operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to our customers in a cost effective manner.

(iii)	Free cash flow

Free cash flow is calculated as operating income before amortization (as defined above), less interest, entitlements on equity instruments net of current taxes, cash taxes on net income, equipment subsidies and capital expenditures (excluding capital expenditures in respect of the Burrard Landing Lot 2 Partnership (the “Partnership”), which the Company is required to proportionately consolidate). As the Partnership is financed by its own credit facility, this is a non-cash item for the Company. We focus on free cash flow as it measures our ability to repay debt, finance the business and pay dividends.

(iv)	Subscriber counts, including penetration

We measure the count of our customers in Cable and DTH (Star Choice). In Cable, we include service categories such as basic, tier, digital terminals, digital customers, Internet and stand-alone Internet. Cable includes in its count only those customers who are on billing and are paying a fee for service. The customer count for Internet also includes scheduled installations due to the high-growth nature of this product. Cable measures penetration for basic services as a percentage of homes passed and in the case of all other services, as a percentage of basic customers.

The count of Star Choice customers includes those who are on billing and are paying a fee for service and also includes seasonal customers who have indicated their intention to reconnect within the next six months.

Subscriber counts and penetration statistics measure market share and our potential customer base and also indicate the success of our bundling and pricing strategies.

(v)	Equipment and customer churn

Customer churn is calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period of calculation. Equipment churn is calculated on the same basis except that the number of units of equipment is used in the calculation instead of the number of customers. Churn provides some measure of customer satisfaction and preferences in addition to physical movement of the customer.

C.	Critical accounting policies

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on our accounting policies and to Note 21 to the Consolidated Financial Statements for additional information on Canadian-US GAAP differences. We prepared our Consolidated Financial Statements according to Canadian GAAP. This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. We focus your attention to the following critical accounting policies:

i)	Revenue recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable

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assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses. Revenue includes subscriber connection fees which is considered appropriate, as the performance of the installation is completed and is measurable. In addition, it provides appropriate matching of the subscriber connection fees to the initial selling expenses and related administrative and general office expenses incurred in respect of the installation. Subscriber connection and installation costs are capitalized as part of the Company’s distribution system as the service potential of our distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue. The sale of modems, digital cable terminals (“DCT”) and DTH receiving equipment and the subscription for the related service are considered one transaction to generate future revenue. Therefore, the sale of modems, DCT and DTH receiving equipment is recognized only when subscriber service is activated. Satellite service and telecommunications revenue is recognized in the period in which the services are rendered to customers. The sale of satellite service equipment is recognized when goods are shipped.

ii)	Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The Company considers factors such as the number of days the subscriber account is past due, the status of a subscriber’s account with respect to whether or not they are continuing to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.

iii)	Property, plant and equipment – capitalization of direct labour and overhead

As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to property, plant and equipment, capitalization of costs include the consideration expended to acquire, construct, develop or better an item of property, plant and equipment and includes all costs directly attributable to the acquisition, construction, development or betterment of the assets including installation at the location and in the condition necessary for its intended use. Costs include installation costs such as architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. The cost of an item of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The cost to enhance the service potential of an item of property, plant and equipment is considered a betterment. Service potential may be enhanced where there is an increase of the previously assessed physical output or service capacity, associated operation costs are lowered, the life or useful life is extended, or the quality of output is improved. Costs incurred in the maintenance of the service potential of an item of property, plant and equipment are expensed as incurred.

We capitalize direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of our plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred. Although interest costs may be capitalized during construction, it is Shaw’s policy not to capitalize interest. In addition, Shaw does not capitalize the internal direct labour and direct overhead costs incurred on the construction of buildings, as it is not a major portion of our business activity.

We capitalize costs in three principal areas:

1.	Corporate engineering, which is primarily involved in overall planning and development of the cable/Internet infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of our distribution system.

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2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet infrastructure. Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of our distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, decrease of node sizes, and upgrades of the plant to 750 MHz capacity.

3.	Subscriber related activities such as installation of new drops, satellite dishes and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g. wiring, dishes, filters, software, etc.) which enhance the service potential of our distribution system through the ability to earn future service revenues. Costs associated with service calls, collection, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects. For example, beginning in fiscal 2002, we directly employed unit-based employees (“UBEs”) that were previously involved in customer installations, ongoing plant upgrades and a portion of new builds as contractors of Shaw.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on reference to piece rate work performed by UBEs which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv)	Deferred charges – deferred marketing costs and equipment subsidies

Under Canadian generally accepted accounting principles (“GAAP”), expenses that are linked to revenue generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.

DEFERRED MARKETING COSTS:

Shaw defers costs to launch new services and to position itself in new markets that have been acquired. These costs are amortized over two years, the period during which these costs are estimated to provide benefit. Shaw incurs significant marketing costs during the first few months of the launch of new services, such as new digital tier launches. These costs are often incurred during our free trial periods. We therefore benefit from this initial cost in future periods as customers subscribe to the new services after the trial periods. Our experience indicates that it takes approximately two years for the new services to reach maturity level in terms of customer acceptance. Therefore, we match the costs of the launch of the new services to the period in which the revenues from the new services will be recognized.

EQUIPMENT SUBSIDIES:

We subsidize the cost of equipment sold to subscribers to access subscription cable and DTH services. The subsidy creates an asset in the form of a customer which generates future revenues. Since both the customer and the Company make an investment, a relationship is created that provides future value for both. This relationship has resulted in a lower rate of turnover which also adds value. The sale of the equipment and subscription for service is considered as one transaction. Accordingly, our policy of amortizing the subsidies over a future period matches the cost of the subsidy with the anticipated future revenues generated from the customer subscription. As the term is not specified for which the customer will receive the services, we have considered our customer churn rate in determining that the amortization period of two years is reasonable. Our actual churn rate could justify a longer amortization period but we have selected a more conservative period to account for uncertainty related to potential changes in our competitive environment.

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Shaw Communications Inc.
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The amortization of equipment subsidies and deferred marketing costs is included in the amortization line of the Consolidated Statement of Loss and is disclosed in Note 7 to the Consolidated Financial Statements. The cost of the subsidies is also highlighted in our segmented results in Note 15 to the Consolidated Financial Statements.

Under US GAAP, marketing costs and equipment subsidies are expensed as incurred. We recognize the Canadian-US GAAP difference on deferred equipment subsidies and marketing costs in Note 21 to the Consolidated Financial Statements.

v)	Asset impairment

The valuations of all long-lived assets, including broadcast licenses and goodwill, investments in unconsolidated entities and capital assets are subject to annual review for impairment. We compare the carrying value of broadcast licenses and goodwill and capital assets to valuations using unlevered discounted cash flow analysis. A two-step process determines impairment of capital assets. The first step determines when impairment is recognized and compares the carrying value of a capital asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying value exceeds this sum, a second step is performed which measures the amount of the impairment as the difference between the carrying value of the capital asset and its fair value calculated using quoted market price or discounted cash flows. Investments are compared to quoted market values (where available) or estimated net realizable value, and are reviewed to determine whether such impairment is other than temporary. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could result in impairment of these assets.

vi)	Employment benefit plans

This year, Shaw implemented a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. We performed a valuation of the plan on August 31, 2002 and August 31, 2003. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While we believe these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and related income statement impact. We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments. We determine the appropriate discount rate at the end of every year. Our discount rate was 6.50% at August 31, 2003 and 6.75% at August 31, 2002. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation.

vii)	Future income taxes

We have recognized future income tax assets in respect of losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. We have evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on our ability to reorganize our corporate structure to accommodate use of taxable losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax-planning strategies could result in future impairment of these assets.

viii)	Commitments and contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments

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when a loss is probable and capable of being estimated. Our contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in our assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

ix)	Equity instruments

We have the ability to satisfy interest and redemption obligations on various financial instruments through the issuance of Class B Non-Voting Shares. As the satisfaction of the obligations by cash versus equity is at our discretion, we have included these instruments in shareholders’ equity and any payments thereon, net of taxes, are recorded as dividends. Under US GAAP, these instruments would be classified as debt and interest thereon would be recorded as interest expense. We recognize the Canadian-US GAAP difference on equity instruments in Note 21 to the Consolidated Financial Statements.

D.	Related party transactions

All related party transactions are reviewed and approved by Shaw’s Corporate Governance Committee. Refer to Note 18 to the Consolidated Financial Statements for information on related party transactions.

E.	New accounting standards

We adopted the following policies in fiscal 2003:

(i)	Foreign currency translation

Shaw retroactively adopted the amended Canadian standard for foreign currency translation which is consistent with U.S. standards and eliminates the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged. Exchange gains and losses are now included in net income in the period they are incurred.

(ii)	Stock-based compensation and other stock-based payments

Shaw adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

(iii)	Impairment of long-lived assets

Shaw prospectively adopted the new accounting pronouncement, Impairment of Long-lived Assets which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use and harmonizes Canadian requirements with US GAAP impairment provisions. Previously, under Canadian GAAP, the impairment of long-lived assets was measured as the difference between the carrying value of the asset and the future undiscounted net cash flows expected to be generated by the asset. Under the new pronouncement, this measurement is used to determine if impairment has occurred, and the amount of impairment is measured as the difference between the carrying value of the asset and its fair value, calculated using quoted market price or discounted cash flows.

The following polices will be adopted in future fiscal periods:

(i)	Hedging relationships

In fiscal 2004, Shaw will adopt Accounting Guideline (AcG) 13, Hedging Relationships. This guideline requires that hedging relationships be adequately documented to qualify for hedge accounting. There will be no impact as a result of adopting this policy as Shaw has already documented the effectiveness of its hedging relationships.

(ii)	Asset retirement obligations

In 2005, the Company will retroactively adopt the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the

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related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The Company is currently assessing the impact of the adoption of this new accounting policy.

F)	Known events, trends, risks and uncertainties

Below is an analysis of known events, trends, risks and uncertainties that could cause reported financial information to not necessarily be indicative of future operating results or of future financial position.

The principal risks to which we are exposed are:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange and market value risks
•	Contingencies
•	Uninsured risks of loss

i)	Competition and technological change

Shaw’s businesses currently face competition from entities utilizing other existing communications technologies and may face competition in the future from other technologies being developed or to be developed. Recent regulatory and public policy trends also generally favour the emergence of a more competitive environment in Canada.

CABLE TELEVISION

Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. Shaw also either currently competes or may in the future compete with other distributors of television signals, including DTH satellite services, satellite master antenna systems (“SMATV”), multichannel, multipoint distribution systems (“MMDS”), other competitive cable television undertakings and telephone companies offering video service using Digital Subscriber Line technology (“DSL”), all of which offer services to subscribers for a fee.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved rapid subscriber growth and together provide service to approximately 2.1 million Canadian households. In addition, grey and black market DTH providers (i.e. providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also provide competitive services. The Supreme Court of Canada recently held that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service.

MMDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MMDS applications to compete with cable television service in given service areas. In particular, the CRTC has granted licenses to Skycable Inc. and Image Wireless Communications to provide MMDS in certain cable service areas in Manitoba, Saskatchewan and British Columbia. The CRTC has also issued licenses to Look TV and Look Télé to operate MMDS undertakings in southern Ontario and in Quebec and eastern Ontario, respectively. Look TV recently emerged from protection from its creditors under the Companies’ Creditors Arrangement Act.

In recent years, the CRTC has also licensed a number of competitive cable television undertakings to operate within the authorized service areas of incumbent cable licensees. One of these competitive undertakings, Novus Entertainment, operates within one of Shaw’s licensed service areas in Vancouver.

Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licenses from the CRTC. A number of telephone companies have been granted broadcasting distribution licenses by the

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CRTC including Telus Corporation, in Alberta and British Columbia; SaskTel in Saskatchewan; Manitoba Tel in Manitoba.

To date, none of these competitors has had a material impact on Shaw’s cable television operations. However, there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations. Most of Shaw’s cable systems are concentrated in major urban markets, with the remainder in smaller clusters, linked via fiber optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to take advantage of its existing infrastructure to expand the range and quality of its services and to expand its programming and communication service offerings.

INTERNET

There are a number of different types of Internet service providers (“ISPs”) offering residential and business Internet access services that compete with the Shaw High-Speed Internet service. These include on-line service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.

Many ISPs provide telephone dial-up Internet access services that are limited to access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services).

High-speed Internet access services are principally provided through cable modem and DSL technology. High-speed services enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology is primarily provided by cable companies. The CRTC has authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc. and its affiliates and Telus Corporation.

The ISPs have requested access to cable companies’ facilities to use the network to deliver their services. In November 2000, the CRTC approved a monthly rate for ISP access of $21.25 per end-user for Shaw. Other connection and installation charges will also apply, the rates for which are being reviewed by the CRTC. Until competing ISPs have access to high-speed access services pursuant to this third-party Internet access tariff, cable operators have been directed by the CRTC to provide access to their distribution systems to ISPs for resale at a 25% discount off the lowest retail rate charged by the cable operator for these services. To date, there has not been a great deal of interest by ISPs for either third-party Internet access or resale access services; however, in June 2003 Cybersurf Corp filed an application with the CRTC requesting remedies from the CRTC respecting the terms and conditions of resale of Shaw’s retail Internet access service. The matter is currently before the CRTC.

In September 2003, Shaw filed an application with the CRTC asking the Commission to order Telus to stop its anti-competitive pricing of DSL Internet services and to ensure fair and sustainable competition in the high-speed Internet access market. The application cited examples over a period of five months, where Telus offered at least 18 different promotions for Internet access service to customers in Alberta and British Columbia. Shaw believes these promotions are priced well below Telus’ cost of service and extend beyond reasonably accepted periods of time for promotions. Shaw is in favour of fair and sustainable competition because it is in the best interests of the consumer, however, if anti-competitive pricing practices are permitted to continue it could significantly reduce competition in the Internet access market in Western Canada, which is not in the best interests of serving Internet customers. Shaw has specifically asked in its application that the CRTC forbid Telus from offering Internet promotional pricing at below-cost rates for periods in excess of three months. It also asks that the CRTC prevent Telus from offering competitive service bundles that include local telephone service in contravention of CRTC regulations.

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued, growth for high-speed Internet services such as Shaw High-Speed Internet.

DTH

The Star Choice DTH business faces much the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

SATELLITE SERVICES

In its Canadian SRDU business, Cancom faces competition principally from Bell ExpressVu, which received an SRDU license from the CRTC in 1999. At present, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada. Cancom also faces competition from the expansion of fiber distribution systems into territories previously only served by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.

TELECOMMUNICATIONS

Through its Big Pipe subsidiaries, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Big Pipe’s competitors include incumbent local exchange carriers (such as Telus and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

ii)	Interest rate, foreign exchange and market value risks

Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of our total swap portfolio is held by financial institutions with Standard & Poor’s ratings (or the equivalent) ranging from AA- to A-1.

Shaw has the following financial exposures to risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities of Shaw as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian and US denominated senior notes and debentures with terms of varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

3.	Equity instruments issued in Canadian and US dollars with original terms of 5 – 99 years as more fully described in Note 11 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the debentures and COPrS are fixed-rate obligations. Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

instruments through public market debt issues. Shaw also uses interest rate swap transactions to fix the interest rates on a portion of its bank debt. At August 31, 2003 Shaw had “swapped out” $527.0 million of its $606.8 million Canadian floating-rate bank indebtedness by means of two Canadian interest rate swap transactions entered into with a major Canadian chartered bank. The first swap fixes interest on a notional amount of bank debt of $177 million at a rate of between 9.49% to 11.64% depending on debt to cash flow ratios. The effective rate at August 31, 2003 was 9.74%. The termination of the interest rate swap matches the maturity of the underlying principal of the hedged bank debt, such that one-third of it terminates each year commencing April 30, 2004 until fully terminated April 30, 2007. The second swap fixes interest on $350 million of the term loan to maturity at a rate between 4.9525% and 7.0775% depending on debt to cash flow ratios. At August 31, 2003, the effective rate was 5.9525%.

As at August 31, 2003, approximately 97% of Shaw’s consolidated long-term debt was fixed with respect to interest rates. The equity instruments are also fixed with respect to interest rates, but are subject to the foreign exchange fluctuations described below.

(b)	Foreign exchange: As the Company has grown to become Canada’s largest video broadband service provider, it has accessed the US capital markets for a portion of its financings. Since Shaw’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US $ denominated debt. In view of this, the Company’s policy with respect to US debt is that at least 70% of the amounts maturing within the next ten years be hedged to protect against exchange fluctuations, and at August 31, 2003 approximately 94% of the maturities were hedged. The Company utilizes cross-currency interest rate transactions, where appropriate, to hedge its exposures on US $ denominated bank and debenture indebtedness.

There is also an exchange risk present with respect to the US $ denominated COPrS included in equity instruments which require quarterly interest payments and potential redemption in US dollars. However, because of the long period of time until mandatory redemption (43 and 93 years), it is not practical to hedge these requirements. In respect of the quarterly interest payments, Shaw has entered into a five-year extendible forward US $ purchase contract with a major Canadian bank whereby it buys US dollars at a fixed rate on the quarterly interest payment dates to make these payments. The current agreement enables Shaw to purchase US dollars at an exchange rate of $1.4078 Cdn. until March 31, 2005. The counterparty to this agreement has the option to extend this agreement for a further five years at this rate.

(c)	Market value: Shaw’s most significant investment is in Motorola, Inc. which represents 27% and 56% respectively of the carrying value and market value of the Company’s publicly traded investments. The value of this investment is subject to market risk. To protect against future stock market volatility, Shaw monetized this investment through the issuance of a zero coupon loan which resulted in proceeds to Shaw based upon the then current trading values of Motorola. Upon maturity, the Zero Coupon Loan is repayable by tendering the underlying security of the Motorola shares or by issuing of Shaw Class B Non-Voting Shares or paying cash. Since we have the option of settling the Zero Coupon Loan by delivery of the Motorola shares, the respective foreign exchange risk and market risk on the Zero Coupon Loan and the Motorola investment are eliminated.

12

The following tables summarize the impact of changes in the Cdn/US dollar exchange rate on the unhedged portion of Shaw’s US denominated debt and equity instruments.

	Change in	Change in	Change in	Impact on
	Cdn $ vs.	principal	interest	loss per
	US $	amount	expense	share(1)

	($millions Cdn)
Debt	$0.01	0.6	-	$0.001
	$0.03	1.7	0.1	$0.008
	$0.05	2.9	0.2	$0.013

	Change in	Change in	Change in	Impact on
	Cdn $ vs.	principal	entitlement	loss per
Equity Instruments	US $	amount(2)	payments	share

	($millions Cdn)
COPrS	$0.01	3.2	N/A	N/A
	$0.03	9.5	N/A	N/A
	$0.05	15.8	N/A	N/A

Zero Coupon Loan	$0.01	0.2	0.02	-
	$0.03	0.7	0.05	-
	$0.05	1.1	0.09	-

(1)	Assumes income tax recovery of 36% and includes the impact of foreign exchange gain or loss, interest and dividend entitlements.
(2)	Under Canadian GAAP, equity instruments are classified as equity and are measured using historical values, therefore the principal amount stated in the financial statements does not change with foreign exchange rate fluctuations. Under US GAAP, equity instruments are classified as debt and are translated at the year-end rate of exchange; therefore the principal amount is affected by foreign exchange rate fluctuations as outlined in the table above.

iii)	Contingencies

The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. As per the discussion above of our critical accounting policies, we recognize liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2003, there were no actions, suits or proceedings pending by or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

iv)	Uninsured risks of loss

Last year, Telesat Canada (“Telesat”), the sole provider of satellite facilities in Canada, first disclosed that it observed power degradation of the Anik F1 satellite. Shaw uses Anik F1 in its DTH and Satellite Services operations. Telesat has since provided the following update in its press release of February 4, 2003:

“Telesat announced today that it has signed a contract with Astrium, Europe’s largest space company, for a new satellite targeted for launch in 2005 to replace the Anik F1 satellite and ensure continuity of service for its customers. The new satellite, Anik F1R, will carry telecommunications, broadcasting and Internet services.”

Based on the foregoing, we do not anticipate any incremental cost to the Company or disruption to our DTH and Satellite Services customers.

Last year we disclosed that a plan put forward by Satmex (a Mexican satellite operator) to launch and operate a new satellite adjacent to the satellites used by Star Choice, might cause significant interference to Star Choice. We have since learned that the governments of Canada and Mexico intend to conclude a new Satellite Coordination Agreement to accommodate the operation of a new Mexican satellite network according to the

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

terms and parameters included in the 2000 Coordination Agreement. This would ensure that the operation of a new Mexican satellite will not interfere with the Anik satellites used by Star Choice. As a result, Shaw no longer considers this issue as a significant potential risk to Star Choice’s DTH operations.

We are unable to obtain business interruption insurance covering damage or loss to one or more of the satellites that we use in our DTH and Satellite Services business. In respect of purchased transponders, we have rights to certain limited insurance proceeds which may be received by Telesat during the first five years following launch. Telesat has also made certain commitments to us for access to spare transponders on Anik F1 in the case of interruption. There is no assurance such transponders would be available. In respect of leased transponders, we currently lease satellite capacity from Telesat on Anik E2 and Anik F1 on an unprotected preemptible service level basis (the same level as all of Telesat’s broadcast customers). Therefore, in the event of satellite failure, our service will only be restored as additional capacity becomes available, unless backup stand-by systems can be arranged. Restoration of our satellite service on a U.S. satellite may require repositioning or re-pointing of consumers’ receiving dishes. In such event, consumers’ level of service may be diminished or they may require a larger dish. There have been two in-orbit failures of the Anik E satellite series. One or more failures of satellites used by us could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on our business and results of operations.

We self-insure our plant in our cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is however mitigated as most of our cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localised geographic area and therefore resulting business interruption and financial damages would be limited. Further, we have back-up disaster recovery plans in the event of plant failure and we have redundant capacity with respect to certain portions of our system. In the past, we have successfully recovered from damages caused by natural disasters, without significant cost or disruption of service.

II.	RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2003 CONSOLIDATED RESULTS

	2003	2002	2001

($000’s Cdn except per share amounts)
Operations:
Revenue	2,076,740	1,914,284	1,552,776
Operating income before amortization(1)	820,600	632,673	460,340
Operating margin	39.5%	33.1%	29.6%
Cash flow from operations	534,766	332,109	210,514
Net loss	(47,828)	(286,324)	(157,273)

Per share data(2):
Cash flow per share(3) – basic	$2.13	$1.25	$0.77
Loss per share – basic and diluted	($0.38)	($1.42)	($0.89)
Weighted average number of participating shares outstanding during period (000’s)	231,848	231,820	221,079

(1)	See Key performance drivers on page 8.
(2)	After deducting after-tax entitlements on equity instruments of $40,193 or $0.17 per share [2002 – $42,331 or $0.18 per share; 2001 – $40,123 or $0.18 per share] for the year.
(3)	Cash flow per share is presented because it is an indicator of the maximum potential distribution to shareholders on a per share basis. It is calculated by dividing cash flow from operations as presented in the Consolidated Statement of Cash Flows adjusted for (2) above divided by the weighted average number of participating shares outstanding during the period. Cash flow per share is not a measurement in accordance with Canadian or US GAAP and should not be considered an alternative to earnings per share or any other measure of performance as required by Canadian or US GAAP.

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

Highlights

•	Consolidated net free cash flow was $96.8 million or $22.1 million better than our latest revised guidance of $74.7 million. This compares to a negative amount of $563.4 million last year. This improvement demonstrates Shaw’s dedication and focus in the past 18 months to achieve free cash flow.
•	Cable division free cash flow was $205.2 million compared to negative $349.4 million last year.
•	Satellite division negative cash flow improved to $108.4 million compared to negative $214.0 million last year.
•	Digital and Internet subscriber base growth, excluding the US cable systems sold effective June 30, 2003, was 39,813 and 125,933 respectively. Canadian basic cable subscriber growth was 18,935 compared to a loss of 32,556 last year. DTH subscribers grew by 48,502.
•	Shaw sold its US cable systems effective June 30, 2003 for gross proceeds of US $188.5 million and used a portion of the proceeds to redeem the US $150 million Senior secured notes of Star Choice, resulting in savings in interest of US $19.5 million. The US cable systems generated operating income before amortization of US $17 million based on annualized results to the date of sale.

Revenue and operating expenses

				Change

				2003	2002
	2003	2002	2001	%	%

(In $000s Cdn)
Revenue	2,076,740	1,914,284	1,552,776	8.5	23.3
Operating income before amortization	820,600	632,673	460,340	29.7	37.4
Operating margin	39.5%	33.1%	29.6%	6.4	3.5

2003 vs 2002

Consolidated revenue increased 8.5% over last year. Excluding the US cable systems sold effective June 30, 2003, consolidated revenue improved by 9.1%. The increase was due to growth in the customer base, rate increases and sale of additional digital services, the launch of HDTV and increased VOD offerings.

Operating income before amortization exceeded revenue growth with an increase of 29.7%. Excluding the US cable systems, the increase was 31.3%. The increase resulted from revenue growth combined with the positive impact of cost saving initiatives and restructuring in all divisions plus the elimination of the Excite@Home fee in December 2001. These improvements do not reflect the impact of increased restructuring charges of $4.3 million over last year, a one-time $4.4 million write-down of DTH inventory in 2003 and the recovery of a Cable litigation accrual of $12.0 million.

In April 2002 the CRTC modified certain structural separation license requirements to allow DTH and Cable to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. In light of this, the Satellite division developed a restructuring plan to streamline its operations. In respect of the restructuring plan, a $4.8 million provision was taken in the first quarter of this year to cover severance costs of approximately $4 million in respect of 400 employees and $0.8 million of exit costs to centralize certain operational functions in Calgary. The restructuring is expected to result in approximate annual savings of $6 million. As of August 2003, approximately $3.5 million of severance costs have been incurred in respect of the restructuring.

As part of the restructuring process implemented by the Company during the 2002 fiscal year, and consistent with its stated objectives to improve profitability and increase net free cash flow, the Company carried out a further review of its activities and operations at the corporate, cable and satellite locations during 2003. Based upon this review, it developed a restructuring plan which eliminated a further 350 positions. The plan, which was communicated to our employees in June 2003, will entail severance costs of approximately $4 million, and

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

should result in annual savings of $15 million. The costs of the restructuring were recognized in the fourth quarter. As of August 2003, approximately $3.5 million of severance costs have been incurred in respect of this restructuring. During the operations review, Star Choice evaluated its inventory and distribution logistics with respect to replacement of customers’ DTH receivers and as a result, determined its inventory was overstated by $4.4 million. Accordingly, in the third quarter the Company recorded a corresponding one-time charge against operating income before amortization.

Given a recent favourable ruling from the Supreme Court of Canada, the authority of the CRTC to determine conditions upon which a cable company may gain access rights to public streets to construct transmission lines, including reasonable terms of payment, was upheld. As a result, in the fourth quarter the Company reversed a $12 million litigation accrual. In management’s view, the Supreme Court of Canada ruling strongly supports Shaw’s position in respect of similar litigation commenced against the Company relating to access to a municipality’s streets for a period of ten years and therefore the accrual is no longer required.

2002 vs 2001

In 2002, revenue increased 23.3%. The impact of the Moffat acquisition, Rogers exchange and Viewers Choice acquisition, net of the Access systems sale, enhanced revenue by 6%. The remaining increase in revenue, or 17%, was due to organic growth from increased Internet, digital, DTH and Big Pipe customers, price increases and the introduction of a new digital tier. Operating income before amortization increased 37.4% and operating margin improved 3.5%. The increase reflected the favourable margin impact of higher effective net pricing for cable, Internet and DTH and increased volume through organic subscriber growth of Internet, digital and DTH. It also reflected the cost savings arising from the restructuring of the cable and Internet division, the elimination of the fee in December 2001 and the prior year’s inclusion of a one-time incentive payment for all staff totaling $9 million. The incentive payment was in recognition of employees’ achievement in meeting record subscriber growth targets in 2001. These improvements were partially offset by the impact of a $4.6 million restructuring charge in 2002 incurred on severance costs in respect of the reduction of employment of 800 employees and contractors. The Company incurred $4.1 million of severance costs in respect of the reorganization last year and incurred the remaining costs in fiscal 2003.

Fixed charges

				Change

				2003	2002
	2003	2002	2001	%	%

(In $000s Cdn)
Amortization –
Property, plant and equipment	413,381	409,335	288,165	1.0	42.0
Deferred charges	184,808	175,996	113,875	5.0	54.6
Intangibles	-	-	71,081	-	(100.0)

	598,189	585,331	473,121	2.2	23.7
Amortization of deferred IRU revenue	(11,984)	(11,517)	(4,902)	4.1	134.9
Interest	259,702	267,323	206,935	(2.9)	29.2

In 2003, amortization on property, plant and equipment increased by 1% due to high levels of cable, Internet, Internet back-bone and transponder capital expenditures prior to February 2002. Amortization should decrease in fiscal 2004 due to the sale of the US cable systems.

In 2002, amortization on plant, property and equipment increased by 42% due to the Moffat acquisition effective March 1, 2001, the incremental effect of the Rogers exchange effective November 1, 2000 and the high level of cable, Internet, Internet back-bone and transponder capital expenditures over the past few years.

In 2003, amortization of deferred charges increased by 5.0% primarily due to deferred equipment subsidies, which included a full year amortization of modem subsidies resulting from the purchase program introduced in June 2002 and the amortization of subsidies on DTH satellite dishes commencing January 2003. From September 2001 to January 2003, as part of the “Simple Satellite” promotional program, Star Choice retained

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

ownership of the DTH satellite dishes, and therefore the dishes were previously capitalized as part of plant, property and equipment as opposed to equipment subsidies.

In 2002, comparable amortization of deferred charges increased 54.6% primarily due to the higher amortization of equipment subsidies which resulted from higher growth of digital and DTH subscribers in recent years.

As a result of adopting the new accounting policy for goodwill and intangibles discussed previously, no amortization was recorded on intangibles in 2003 and 2002.

Amortization of deferred IRU revenue resulted from the sale of the FiberLink operation in February 2000. Shaw granted an indefeasible right to use certain specifically identified existing fibers in the Company’s fiber optic cable networks for 60 years (“Shaw IRU”). The prepayment on the Shaw IRU of $525.2 million, in the form of cash plus shares of GT Group Telecom Inc. (“GT”), is being amortized into income on a straight-line basis over the 60-year period. In addition, the Company also recorded a prepayment on an IRU of $96.8 million in respect of certain specifically identified existing fibers acquired on the Moffat acquisition (“Moffat IRU”) effective March 1, 2001. The prepayment on the Moffat IRU is being amortized into income on a straight-line basis over 30 years. In 2003, amortization of deferred IRU revenue remained unchanged. In 2002, it increased by 134.9% over 2001 due to the full year inclusion of the Moffat IRU and the first-time amortization of the future build component of the Shaw IRU that was completed in 2002.

In 2003, interest expense decreased by 2.9% due to reduced consolidated debt levels which resulted primarily in the latter portion of 2003 when Shaw began generating positive free cash flow on a consolidated basis and on repayment of debt with the sale of the US assets on June 30, 2003. In addition, Shaw’s weighted average borrowing rate decreased from 7.69% as at August 31, 2002 to 7.37% as at August 31, 2003 due to restructuring of its debt including the repayment of the US $150 million Senior secured notes of Star Choice, the Cancom credit facility and the Cancom subordinated credit facility. As a result of continued generation of free cash flow and the reduced effective borrowing rate, interest expense should continue to decrease in 2004.

In 2002, interest expense increased by 29.2% over 2001 due to increased borrowing required to finance the Moffat acquisition, the Rogers exchange and capital expenditures.

Investment activity gains and losses

				Increase (decrease)
				in income

	2003	2002	2001	2003	2002

(In $000s Cdn)
Gain (loss) on sale of investments	1,957	2,321	(106,716)	(364)	109,037
Write-down of investments	(15,000)	(330,466)	(163,454)	315,466	(167,012)
Gain on redemption of SHELS	119,521	218,327	-	(98,806)	218,327
Dilution gain (loss) on issuance of stock by equity investee	-	(571)	4,525	571	(5,096)

Gain (loss) on sale of investments

In 2003 the gain on sale of investments primarily related to the sale of 1,100,000 Cogeco Cable Inc. (“Cogeco”) shares and the sale of a minority interest in a small cable company in British Columbia. Last year the gain on sale of investments of $2.3 million primarily related to the sale of approximately 673,000 Terayon Communications Systems (“Terayon”) shares. In 2001, the loss on sale of $106.7 million was due to a loss on the sale of 360networks shares of $137.6 million less net gains of $30.9 million on the sale of other investments.

Write-down of investments

The comparable write-down of investments is outlined in Note 5 to the Consolidated Financial Statements.

In 2003, Shaw reviewed the carrying value of its privately and publicly held investments and recorded a $15 million write-down. In 2002, the write-down of investments of $330.5 million related to the write-down of GT

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Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

($269.0 million), Cogeco ($33.6 million), Liberty Media Corporation (“Liberty”) ($4.0 million) and private companies portfolio ($23.9 million). In 2001, the write-down of $163.5 million was in respect of Liberty ($103 million), TippingPoint Technologies Inc. ($21 million), other public companies ($6 million) and private companies ($33 million).

Gain on redemption of SHELS

In the third quarter of 2003, Liberate Technologies shares were surrendered to settle the SHELS III and IV equity linked debentures, which resulted in a gain of $75.3 million ($61.8 million after tax). In the second quarter, Terayon shares were surrendered to settle the SHELS V equity linked debentures, which resulted in a gain of $44.2 million ($36.2 million after tax) for a total gain of $119.5 million. The settlement of the three series of SHELS will improve annual cash flow by approximately $3.5 million (before tax) with the elimination of the annual dividend entitlements. Last year, At Home Corporation shares were surrendered to settle the SHELS I and II equity linked debentures, which resulted in a gain of $218.3 million.

Dilution gain/(loss) on issuance of stock by investee

The dilution gain and loss reported in 2002 and 2001 arose in connection with Shaw’s previous investment in GT.

Other non-operating income and expenses

				Increase
				(decrease) in income

	2003	2002	2001	2003	2002

(In $000s Cdn)
Gain on sale of cable systems	-	-	66,595	-	(66,595)
Loss on sale of satellite assets	(3,800)	(1,281)	-	(2,519)	(1,281)
Debt restructuring costs	(10,634)	-	(8,590)	(10,634)	8,590
Foreign exchange gain (loss) on unhedged long-term debt	32,617	(1,658)	(15,188)	34,275	13,530
Loss on sale and write-down of assets	(124,674)	-	-	(124,674)	-
Other revenue (expense)	9,338	6,048	(665)	3,290	6,713

On August 31, 2001 the Company sold its interest in its Nova Scotia cable systems for $210 million which resulted in the gain on sale of cable systems of $66.6 million.

During 2003, Shaw sold its Star Choice Business Television division for $6.5 million which resulted in a $3.8 million loss. The loss of $1.3 million in the prior year relates to the sale of the uplink and SRDU business in the Caribbean.

In August 2003, the Company redeemed US $150 million Senior secured notes of Star Choice with part of the proceeds from the sale of the US cable systems. In connection with the redemption Shaw incurred $10.6 million in costs including early redemption premiums of US $9.8 million and the purchase of outstanding Star Choice warrants for US $2.4 million. These costs were partially offset by the reversal of a mark-to-market credit related to the notes. The Senior secured notes, which were due December 15, 2005 bore interest at 13% or US $19.5 million per annum. In November 2000, the Company incurred $8.6 million of debt restructuring charges in respect of the repayment of the Fundy 11% senior secured second priority notes.

Shaw recorded foreign exchange gains and losses on the translation of its foreign denominated unhedged long-term debt, which included US $57.2 million of bank debt and, until August 2003, the Star Choice US $150 million Senior secured notes. Due to the strengthening of the Cdn $ relative to the US $, the Company recorded a $32.6 million foreign exchange gain. Next year the impact of fluctuations in the US $ relative to the Cdn $ should reduce, as foreign exchange gains or losses should only arise in respect of the Company’s translation of US $57.2 million of bank debt. In prior years, the foreign exchange losses arose due to the weakening Cdn $ relative to the US $.

18

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

Effective June 30, 2003, the US cable systems were sold for net proceeds of $257.4 million. In previous quarters, the Company recorded a loss provision of $80.0 million on the pending sale. Subsequent to the write-down, a slight recovery of the US $ relative to the Cdn $ reduced the final loss on sale to $74.7 million. In addition, the Company performed its annual valuation of intangible assets using discounted cash flow analysis and recorded a downward adjustment of $50 million to the carrying value of goodwill.

In 2003, other income increased by $3.3 million primarily due to foreign exchange gains which arose on the settlement of US denominated accounts payable. In 2002, other income increased by $6.7 million due to one-time interest income on the settlement of final accounts owing by Corus Entertainment Inc. on the sale of the Women’s Television Network (“WTN”) and reduced foreign exchange losses on the translation and settlement of US denominated accounts payable.

Income tax expense (recovery)

The income tax expense (recovery) was calculated using current statutory income tax rates of 38%, 40% and 43% for the years 2003, 2002 and 2001 respectively, and was adjusted for the reconciling items identified in Note 14 to the Consolidated Financial Statements. Of particular note is the income tax provision for 2001 which included a $250.2 million future income tax recovery as a result of income tax rate reductions. In consequence of adopting the tax liability method of accounting in that year, as required by GAAP, future income tax assets and liabilities, previously measured using income tax rates at that time, were re-measured using reduced income tax rates substantially enacted as a result of provincial and federal budget proposals and the release of draft legislation causing a large reduction in the Company’s net future tax liability position in 2001.

Equity loss on investees

				Increase in income

	2003	2002	2001	2003	2002

(In $000s Cdn)
Total	(1,921)	(53,487)	(71,282)	51,566	17,795

The equity loss on investees in the current year is in respect of Shaw’s interest in three specialty channels, The Biography Channel (Canada), TechTV Canada and MSNBC Canada. These networks commenced commercial operations in January 2002, and as a result, effective January 1, 2002, Shaw recorded its first equity losses in respect of its 33.3% programming interests in each of these companies. The equity loss in prior years is primarily in respect of Shaw’s previous investment in GT. Pursuant to a reorganization of the company in 2003, Shaw no longer has an ownership interest in GT.

Investment in Burrard Landing Lot 2 Holdings Partnership

As of August 2003, Shaw’s investment in the Partnership is $7.5 million. As described in Note 1 to the Consolidated Financial Statements, Shaw proportionately consolidates the assets and liabilities of its 38.3% interest in the Partnership. As the construction of the building being developed by the Partnership is in progress, all costs, including interest, have been capitalized to the cost of the building and no income or loss has been recorded by Shaw in respect of its interest in the Partnership.

19

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

Net loss

				Change

				2003	2002
	2003	2002	2001	%	%

(In $000s Cdn)
Net loss	(47,828)	(286,324)	(157,273)	83.3	(82.1)
Loss per share – basic and diluted(1)	($0.38)	($1.42)	($0.89)	73.2	(59.6)
Weighted average number of participating share outstanding during period (000’s)	231,848	231,820	221,079	-	4.9

(1)	After deducting after-tax entitlements on equity instruments of $40,193 or $0.17 per share [2002 – $42,331 or $0.18 per share; 2001 – $40,123 or $0.18 per share] for the year.

In 2003, earnings improved by 83.3% due to a number of offsetting items. On an after-tax basis, approximately half or $117 million of the improvement of $238 million was due to increased operating income before interest expense, whereas the remaining increase was in respect of one-time items such as a reduction in write-down of investments. The improvement in the loss per share of 73.2% is less than the 83.3% improvement in the net loss due to the effect of deducting the after-tax entitlements on equity instruments in calculating loss per share.

In 2002, the net loss increased by 82.1% primarily due to an income tax recovery of $250 million recorded the previous year as a result of income tax rate reductions. The increase in loss per share of 59.6% was less than the 82.1% increase in the reported net loss, as the per share calculation reflects the spread of the losses over a larger weighted average number of shares as a result of the Moffat and Cancom acquisitions in 2001. In addition, the loss per share calculation is affected by the deduction of after-tax entitlement on equity instruments.

SEGMENTED OPERATIONS REVIEW

Additional information concerning our operating segments is presented in Note 15 to the Consolidated Financial Statements.

CABLE

FINANCIAL HIGHLIGHTS

				% Change

	2003	2002	2001	2003	2002

($000’s Cdn)
Revenue (third party)(1)	1,486,322	1,393,287	1,136,067	6.7	22.6

Operating income before amortization, corporate restructuring charge and recovery of Cable litigation accrual(2)	727,458	608,916	470,700	19.5	29.4
Less:
Interest	190,002	196,120	156,714	(3.1)	25.1
Entitlements on equity instruments, net of current taxes	40,193	42,331	40,123	(5.1)	5.5
Cash taxes on net income	34,809	36,523	43,354	(4.7)	(15.8)

Cash flow before the following:	462,454	333,942	230,509	38.5	44.9
Capital expenditures and equipment subsidies(3)	257,276	683,325	751,761	(62.3)	(9.1)

Free cash flow(2)	205,178	(349,383)	(521,252)	158.7	33.0

Operating margin(2)	48.9%	43.7%	41.4%	5.2	2.3

(1)	In order to be consistent with the approach taken for DTH equipment sales, during the current year the Company has retroactively changed the presentation of equipment revenue and cost of sales in respect of the sale of DCT and modem equipment at a subsidized cost. Revenue includes equipment revenue received on the sale of DCT and modem equipment of $26,489 [2002 – $25,724; 2001 – $15,823] offset by an equal cost of sale. There is no impact on operating income or earnings as a result of this change.
(2)	See Key performance drivers on page 8.
(3)	Excludes $10,976 of capital expenditures in respect of the Partnership which the Company is required to proportionately consolidate. As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

20

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

2003 vs. 2002

OPERATING HIGHLIGHTS

•	Basic rate deregulation was completed in late October 2002. Effective January 2003, Shaw implemented basic rate price increases ranging from $0.16 to $2 per month per subscriber depending on the level of tiered service the customer received. This affected approximately 1.2 million basic analogue non-bundled subscribers and generated additional revenue of approximately $0.9 million per month.
•	During the second quarter, a new bundle of services was created for customers who subscribe to all three specialty service tiers. This change, which was instituted as a means of increasing the competitiveness of Shaw’s service bundles, resulted in a reduction of second outlet revenue of approximately $0.6 million per month.
•	Effective May 1, 2003 Shaw increased its monthly charge on certain packages affecting approximately 550,000 customers which generated approximately $1 million of additional monthly revenue.
•	Effective June 30, 2003, Shaw increased its monthly charge on its unbundled basic and FCS bundled packages. This affected approximately 1.1 million customers and generated additional monthly revenue of approximately $2 million when it was fully implemented by August 31, 2003.
•	The US cable systems were sold effective June 30, 2003. These systems generated US $17 million of annual operating income before amortization.
•	Digital and Internet subscribers base growth, excluding the US cable systems, was 39,813 and 125,933 respectively. Canadian basic cable subscriber growth was 18,935 compared to a loss of 32,556 last year.
•	Shaw launched VOD in Calgary in September 2002; greater Vancouver area in January 2003; Saskatoon and Fort McMurray in April 2003; and Edmonton in May 2003.
•	Shaw introduced HDTV services in Calgary, greater Vancouver, Saskatoon and Edmonton during 2003. The line-up continues to grow and contains up to five channels broadcasting in full HDTV.

The Cable division exceeded its free cash flow target for the year by $28.7 million with the generation of $205.2 million free cash flow in 2003 compared to negative free cash flow of $349.4 million last year. In 2004, Shaw intends to continue driving improvements in free cash flow and anticipates that it will achieve free cash flow of approximately $235 – $270 million. This is based on targeted operating income of $775 – $800 million through growth of revenue via new service offerings, increased bundling of services, subscriber growth and rate increases plus reduced expenses as a result of continued cost reduction programs. This also anticipates that capital expenditures will be between $290 – $300 million.

Cable revenue increased 6.7% over last year. Excluding the US cable systems sold effective June 30, 2003, cable revenue increased by 7.6%. Substantially all of this increase was due to rate increases on Internet, tiers and bundled packages and unbundled services implemented during 2002 and 2003 and customer growth in basic, Internet and digital services.

Operating income before amortization increased 19.5% over last year. Excluding the US cable systems, operating income before amortization increased 20.7%. The improvement materialized from the impact of rate increases, customer growth in Internet and digital services, decreases in bandwidth costs, the elimination of the Excite@Home fee in December 2001 and cost savings resulting from restructuring programs.

During the year, Shaw took a number of steps to strengthen its competitive position with the offering of new services and products to its customers such as the introduction of the next generation of cable modems and increased VOD and PPV content. The product enhancements will enable Shaw to offer unique-to-cable services to our customers and further increases the value and attractiveness of the Shaw Internet bundle.

Shaw intends to deploy an advanced generation of cable modems based on the DOCSIS™ 2.0 specifications. Initial deployments will take place in Calgary and Vancouver beginning in the fall of 2003. This advanced generation of cable modem technology will enable Shaw to increase the capabilities and reliability of its high-speed data network by increasing the capacity and throughput in both the upstream and downstream portions of

21

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

the cable plant, creating a network that has up to 30 megabit per second (Mbps) capacity in both directions, which represents about 400% increase over the capacity of current cable modem systems.

Shaw reached long-term agreements with two major Hollywood studios, Twentieth Century Fox and Universal Studios, to provide movies and other programming content for Shaw’s VOD and PPV services. This represents a significant expansion in the variety and quality of content available to Shaw’s VOD customers from two of Hollywood’s leading studios.

2002 vs 2001

Negative free cash flow improved from $521.3 million in 2001 to a negative amount of $349.4 in 2002. The improvement began in the last half of 2002, when Shaw focused on achieving strong growth in a sustainable free cash flow environment. As a result in the three months ended August 31, 2002, the Cable division grew operating income before amortization by 24% over the three months ended February, and achieved breakeven cash flow compared to a negative cash flow of $185 million.

Approximately 65% of revenue growth in 2002 was organic growth resulting from rate increases, new customer gains and new services. Rate increases during the year included a $3 per month increase on the Internet, tiers and bundled packages effective May 2002. Including the US cable systems, Internet subscribers increased by 174,303 and digital deployment increased by 132,688. New services introduced during the year included the new digital tiers launched in January 2002 and the Lite-Speed Internet product launched in February 2002. The remaining increase in revenue was attributable to the net effect of the acquisitions of Moffat and Viewers Choice plus the Rogers exchange, net of the sale of Access systems. The Moffat acquisition, which included approximately 383,000 basic subscribers and 46,000 Internet subscribers, occurred on March 1, 2001. Therefore the results for the Moffat systems were included for a full year in 2002 versus six months the previous year. Fiscal 2002 also included three months of results from the June 2002 acquisition of Viewers Choice, which operates a PPV service in Western Canada. The Rogers exchange, which resulted in a net gain of 22,000 subscribers, occurred in November 2000; therefore fiscal 2002 includes a full year of the results of this transaction compared to ten months in 2001. Offsetting these increases was the sale effective August 31, 2001 of the Access systems, which served approximately 71,000 basic subscribers.

As a result of price increases, customer growth and cost reduction measures introduced in the third quarter of fiscal 2002, operating income before amortization improved 29.4% over 2001. During the first half of 2002, Shaw incurred additional costs associated with new marketing campaigns and the cost of converting customers to Shaw’s Internet network of approximately $4 million. These increased costs were primarily offset in the latter part of the year with the introduction of cost savings measures including the reduction of employment of approximately 800 employees and contractors. Other cost reduction programs included cutback on travel and cell phone usage, which generated annualized savings of approximately $6 million. Further, effective December 1, 2001, Shaw saved approximately $5 per month per Internet subscriber on the fees previously paid to the Excite@Home email service.

Previously, Shaw’s Internet service was provided solely through the rental of cable modems. In June 2002, Shaw began providing Internet services via cable modems purchased by customers at a subsidized price. The subsidy on the modem purchase is accounted for in the same manner as the subsidies on DCTs.

22

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES – CABLE

	Actual			% Change

	2003	2002	2001	2003	2002

(In $000s Cdn)
Capital expenditures and equipment subsidies:
New housing development	83,009	106,231	95,155	(21.9)	11.6
Success based	71,301	182,760	227,315	(61.0)	(19.6)
Upgrades and enhancement	62,133	270,033	342,749	(77.0)	(21.2)
Replacement	15,016	28,437	31,492	(47.2)	(9.7)
Buildings/Other	25,817	95,864	55,050	(73.1)	74.1

	257,276	683,325	751,761	(62.3)	(9.1)

Capital expenditure categories listed above may be described as follows:

(1)	Capital on new housing development includes the build out of mainline cable and the addition of drops in new subdivisions.
(2)	Success based includes capital and equipment subsidies related to the acquisition of new customers, including installation of modems, digital cable terminals (“DCTs”), filters and commercial drops for Big Pipe customers.
(3)	Upgrades and enhancement capital includes upgrades to the plant from 550 MHz to 750 MHz, build up of fiber backbone to avoid cost of leased circuit networks and decrease in Internet node size.
(4)	Replacement capital includes normal replacement of aged assets such as drops, vehicles and other equipment.

2003 vs. 2002

Capital expenditures (including corporate) and equipment subsidies decreased $426.0 million or 62.3% over last year. Upgrades and enhancements decreased $207.9 million as a result of the completion of the second Internet Data Center (“IDC”) and major cable plant upgrades last year. Success based spending decreased by $111.5 million as a result of reduced Internet and digital activations compared to last year. Buildings and other decreased by $70.0 million as a result of the completion of major building projects last year. In 2003, Shaw predominantly used internal labour on new housing development compared to the first half of 2002 where higher cost external contractors were used extensively. As a result, and due to more efficient management of resources including selective pre-wiring and coordination of construction with developers, new housing development expenditures decreased by $23.2 million. Replacement expenditures decreased by $13.4 million as a result of a more focused program of managing capital spending. This focused program also caused actual expenditures to be 10% below planned expenditures of $285 million for 2003. The decline in capital expenditures has not impaired customer growth as evidenced by our subscriber gains highlighted below.

2002 vs. 2001

The decrease of $68.4 million in capital expenditures and equipment subsidies reflects the capital expenditure reduction program implemented in the third quarter as most of the cable plant upgrade was completed. In addition, higher expenditures were incurred in 2001 due to the incremental addition of subscribers in 2001, (70,000 in both Internet and digital), the completion of the IDC at a cost of $100 million and the purchase of our southern fiber route from 360networks as described below. These decreases were offset by expenditures in 2002 on the second IDC of $26 million and the accelerated delivery of the northern fiber route under our agreement with 360networks of approximately $45.5 million plus $17 million incurred to activate the fiber. The northern route provides for increased capacity for the future and redundancy for the existing southern route. As part of the northern route, Big Pipe acquired 8 fiber strands between Edmonton and Toronto and 6 fiber strands between Buffalo and Albany and Albany to New York City for $45.5 million. The purchase price was partially satisfied in March 2002 by the application of a $15.8 million deposit from June 2001 plus a further $18.2 million payment. The remaining payment of $11.5 million was satisfied in September 2002.

23

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

SUBSCRIBER STATISTICS

				2003		2002

	2003	2002[1]	2001[1]	Change	%	Change	%

CABLE:
Basic service:
Actual	2,051,919	2,032,984	2,065,540	18,935	0.9	(32,556)	(1.6)
Penetration as a % of homes passed	68.2%	69.2%	71.3%

Full Cable Service:
Tier I	1,639,187	1,651,383	1,682,847	(12,196)	(0.7)	(31,464)	(1.9)
Penetration as % of basic	79.9%	81.2%	81.5%

Tier II	1,565,041	1,559,678	1,570,017	5,363	0.3	(10,339)	(0.7)
Penetration as % of basic	76.3%	76.7%	76.0%

Tier III	1,398,450	1,344,993	1,301,445	53,457	4.0	43,548	3.3
Penetration as a % of basic	68.2%	66.2%	63.0%

Digital subscribers	473,870	434,057	318,240	39,813	9.2	115,817	36.4

Digital deployment (“DCTs”)	527,256	470,163	342,931	57,093	12.1	127,232	37.1

INTERNET:
Connected and scheduled installations	886,220	760,287	592,341	125,933	16.6	167,946	28.4
Penetration as % of basic	43.2%	37.4%	28.7%

Stand-alone Internet not included in	102,708	90,234	24,546	12,474	13.8	65,688	267.6
Basic cable

1	August 31, 2001 and August 31, 2002 statistics restated for comparative purposes to adjust subscribers as if the sale of the US cablesystems had occurred on August 31, 2001.

Shaw gained 18,935 basic cable subscribers compared to a loss of 32,556 last year. During the third quarter, Shaw introduced a successful campaign of offering promotional analogue basic services packages to stand-alone Internet customers and households that recently disconnected their cable service or that had never been a Shaw customer. The intent of the offer is that these customers will develop viewing habits that enable them to perceive value in the monthly cable subscription and therefore continue as customers after the end of the promotional period. At August 31, 2003 approximately 22,000 customers were participating in this program.

In 2003, digital and Internet customers increased by 39,813 and 125,933 respectively compared to respective increases of 115,817 and 167,946 in 2002. Although these services still represent a high growth area of Shaw’s business, the rate of growth has slowed due to further maturation of these markets. However, of significant note, is that during the last quarter of 2003, Shaw added 4,158 and 18,929 Digital and Internet customers respectively. This represents a marked improvement compared to last year’s comparative quarter loss of 1,836 and gain of 11,505 respectively. A driving factor in Shaw’s success in retaining and building its customer base is its bundling strategy. Approximately 38% of Shaw customers subscribe to bundled services compared to 28% last year. In addition, the introduction of new services such as HDTV plus the unique service of VOD creates extra value for the Shaw customer, bolstering the retention value of the bundled packages. This is evidenced by Shaw’s reduction in its churn rate as follows:

Churn(1)	2003	2002

Digital equipment	22.1%	31.4%
Internet customers	15.9%	30.2%

(1)	Calculated as the number of new equipment/customer activations less the net gain of equipment/customers during the period divided by the average of the opening and closing equipment/customers for the applicable period. See Key performance drivers page 8.

24

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

				Change

				2003	2002
	2003	2002	2001	%	%

($000s Cdn)
Revenue (third party)	590,418	520,997	416,709	13.3	25.0

Operating income (loss) before amortization, restructuring charge and inventory write-down	94,392	28,357	(10,360)	232.9	373.7
Less:
In Interest	69,700	71,203	50,221	(2.1)	41.8
Cash taxes on net income	897	801	(4,975)	12.0	(116.1)

Cash flow before the following	23,795	(43,647)	(55,606)	154.5	21.5

Less capital expenditures and equipment subsidies:
Success	126,862	133,981	143,215	(5.3)	(6.4)
Transponders	-	14,400	82,543	(100.0)	(82.6)
Other	5,336	21,961	34,913	(75.7)	(37.1)

	132,198	170,342	260,671	(22.4)	(34.7)

Free cash flow	(108,403)	(213,989)	(316,277)	49.3	32.3

SATELLITE (DTH and Satellite Services)

In 2003, the Satellite division was cash flow negative by $108.4 million versus $214.0 million in fiscal 2002 and $316.3 million in fiscal 2001. The results were in line with the division’s target of negative $102 million. Most of the improvement over last year is due to increased operating income before amortization of $66.0 million resulting from economies of scale on a larger DTH subscriber base and rate increases. The remainder is the result of reduced spending on success-based capital, which includes the capital cost of satellite dishes and equipment subsidies related to the acquisition of customers, as a result of lower customer activations in 2003, reduced transponder commitments and completion of building projects in fiscal 2002.

Next year, the division’s goal is to reduce negative free cash flow to $20 – $40 million and to achieve positive free cash flow on a run-rate basis during the year. This goal includes increasing Satellite operating income before amortization from $94.4 million to a range of $120 – $130 million in 2004 through growth of revenue via subscriber growth and rate increases. Further, this anticipates capital expenditures and equipment subsidies will be in the $100 – $110 million range in 2004 or an approximate 20% decrease over 2003 as a result of lower anticipated equipment subsidies.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

						Change

						2003	2002
	2003	2002		2001		%	%

(In $000s Cdn)
Revenue (third party)(1)	491,637	415,551		307,988		18.3	34.9
Operating income (loss) before amortization(2)	52,814	(14,103)		(58,512)		474.5	75.9
Operating margin(2)	10.7%	(3.4%	)	(19.0%	)	14.1	15.6

(1)	Includes equipment revenue received on sale of DTH equipment of $41,461, $54,435 and $50,076 for 2003, 2002 and 2001 respectively.
(2)	See Key performance drivers page 8.

25

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

CUSTOMER STATISTICS

Star Choice customers	2003	2002	2001

Beginning of year	760,024	628,806	445,000
Additions	48,502	153,793	183,806
Adjustments[1]	-	(22,575)	-

End of year	808,526	760,024)	628,806

% increase in additions	6.4%	24.5%	41.3%

(1)	In 2002, Star Choice converted to the same billing system used by Shaw. It became evident during the billing conversion that there was an account aging problem, which resulted in the reduction of 15,000 customers. In addition, the conversion itself caused some difficulties in the customer service area resulting in the loss of approximately 8,000 customers.

	Three months ended August 31,		Year ended August 31,

Churn(1)	2003	2002	2003	2002

Star Choice customers	4.2%	5.9%	17.2%	14.4%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 8.

2003 vs. 2002

OPERATING HIGHLIGHTS

•	Effective September 2002 Star Choice implemented a $3 per month rate increase on most of its packages and changed its programming credits such that they are spread over three to four months. Previously the customer received the entire programming credit in the first month.
•	Effective January 1, 2003, the price of most French programming packages was increased by $3.00 per month affecting approximately 100,000 customers.
•	Effective January 2003, Star Choice discontinued the “Simple Satellite” program introduced September 2001. Under the original program, customers received free installation and Star Choice retained ownership of the dish.
•	Effective April 1, 2003, Star Choice implemented a $3.00 rate increase affecting most of the programming packages that were not included in the September 2002 rate increase affecting 150,000 customers.
•	Effective June 1, 2003, Star Choice implemented a rate increase of $3.00 affecting the majority of customers, which generated revenues of approximately $1.8 million per month when it was fully implemented.

Subscriber growth and rate increases implemented throughout the period grew revenue by 18.3% over the comparative year. These same factors, combined with the positive impact of cost reduction initiatives, increased annual operating income before amortization to $52.8 million compared to an operating loss before amortization of $14.1 million last year. Star Choice continued to benefit from increased economies of scale on its larger DTH subscriber base and from the synergies realized on the integration of its accounting and other administrative functions with Shaw as a result of the modified structural separation requirements issued by the CRTC in April 2002.

Customer growth was 48,502 or 6.4% compared to 153,793 (before one-time adjustments) last year. The decline in growth is partially reflective of the “black market”, competition from cable and a maturing growth cycle. Fourth quarter churn improved compared to the same quarter last year as a result of the new system for billing and customer care performing to expectations. Annual churn increased over last year due to transitional issues incurred during the implementation of the new billing system.

26

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

In an effort to expand its service offerings to its customers, during the fourth quarter, Star Choice announced the introduction of its new Integrated High-Definition (“HD”) receiver, the Motorola DSR 500. The receiver provides integrated HD decoding and an advanced on-screen program guide. The receiver has been introduced at a net price of $399 (after program credits). In support of its HD platform, Star Choice now offers six HD channels.

2002 vs. 2001

In the third quarter of 2002, Star Choice achieved a significant milestone by reaching positive operating income before amortization for the first time in its history. In 2002, comparable revenue increased 34.9% due to increased subscriber growth, increased services and rate increases. With respect to price increases, in September 2001, Star Choice raised monthly rates on its Platinum, Gold and Silver packages by $2 and the Bronze package by $1. Also effective March 2002, Star Choice introduced a charge of $4.99 per month on second receivers on all packages except Platinum and Ultimate packages. With respect to increased services, in January 2002, Star Choice offered 30 new digital service offerings. Operating loss before amortization decreased by 75.9% due to the price increases and increased economies of scale.

Satellite Services

FINANCIAL HIGHLIGHTS

				Change

				2003	2002
	2003	2002	2001	%	%

(In $000s Cdn)
Revenue (third party)	98,781	105,446	108,721	(6.3)	(3.0)
Operating income before amortization	41,578	42,460	48,152	(2.1)	(11.8)
Operating margin	42.1%	40.3%	44.3%	1.8	(4.0)

2003 vs. 2002

Satellite Services revenue, consisting of Broadcast, Truck Tracking and Business Television decreased 6.3% over last year primarily as a result of the sale of the SRDU and uplink business in the Caribbean (“Gulfcom”) in May 2002, and the sale of the Business Television division effective March 21, 2003. Annualized sales and operating income before amortization related to this business was approximately $11 million and $2 million respectively. Operating income before amortization decreased by 2.1% primarily as the result of the sale of Business Television and Gulfcom.

2002 vs. 2001

Revenue decreased 3% primarily due to the previous year’s one-time uplift of $6 million on the settlement of various contract disputes. Operating income before amortization decreased accordingly and also decreased due to increased third-party contract costs in the truck tracking division. Effective May 31, 2002 Gulfcom was sold for approximately $1 million. Annual sales and operating income before amortization related to these assets were approximately U.S. $2 million and U.S. $0.3 million.

III.	FINANCIAL POSITION

Total assets at August 31, 2003 were $7.6 billion compared to $8.5 billion at August 31, 2002. The following discussion describes the significant changes in the balance sheet since August 31, 2002.

Current assets decreased by $87.0 million principally due to a $57.0 million reduction in accounts receivable and $47.0 million decrease in inventories offset by increased cash of $20.8 million. The decrease in accounts receivable is primarily due to collection of miscellaneous receivables, payment received on the Access Communications Inc. promissory note and a decrease in subscriber receivables as a result of the sale of the US cable systems. Inventories decreased as the result of improved management of supply and demand and lower levels of customer activations.

27

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

Investments decreased by $84.2 million principally due to the third quarter write-down of $15.0 million and due to the removal of $74.6 million of net book value on the sale of Cogeco shares and the surrender of the Liberate and Terayon shares on the settlement of the SHELS.

Property, plant and equipment decreased by $362.0 million due mainly to the disposal of approximately $132 million of plant, property and equipment on the US cable systems dispositions and due to current year amortization being in excess of capital expenditures.

Deferred charges decreased by $50.9 million due to amortization of financing and other costs of $21.2 million and a $43.3 million reduction in foreign exchange losses on the translation of hedged US denominated debt as a result of the strengthening of the Canadian dollar since August 31, 2002. These decreases were partially offset by a net increase in unamortized equipment subsidies of $8.6 million and an increase in other deferred charges of $5.1 million.

Broadcast licenses decreased by $249.5 million primarily due to the removal of $253.2 million of net book value in respect of the US cable systems which were sold in 2003. Goodwill decreased by $66.9 million due to $16.9 million on the sale of Star Choice Business Television and the $50 million write-down of goodwill during the third quarter.

Current liabilities (excluding current portion of long-term debt) decreased by $89.8 million primarily due to a reduction in accounts payable and accrued liabilities of $97.4 million resulting from the payment of August 2002 accrued capital expenditures, repayments under the vendor financing facility and lower interest accruals resulting from a decreased debt level. The increase in unearned revenue is primarily due to an increase in prepayments from retailers on DTH equipment.

Long-term debt (including current portion) decreased by $552.6 million due to the net repayment of the Company’s debt of $352.9 million and a decrease of $199.7 million relating to the translation of the US denominated debt.

Deferred credits increased by $102.1 million primarily due to a $123.8 million increase in foreign exchange gains on the translation of hedged US denominated debt which was offset by $12.0 million in amortization of prepaid IRU rental revenue and a $6.5 million mark-to-market credit removed as part of the Star Choice US $150 million Senior secured note redemption.

Future incomes taxes have decreased $76.3 million primarily due to the sale of the US cable systems.

Share capital decreased by $183.5 million as a result of the settlement of the SHELS III, IV and V equity linked debentures by delivery of the underlying Liberate and Terayon share security.

IV.	CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

				Change

				2003	2002
	2003	2002	2001	%	%

($000s Cdn)
Cash flow from operations	534,766	332,109	210,514	61.0	57.8
Net change in non-cash working capital balances related to operations	3,675	3,303	79,470	11.3	(95.8)

	538,441	335,412	289,984	60.5	15.7

Cash flow from operations increased year over year mainly as a result of the strong growth in profitability in the cable and Star Choice divisions and also in 2003, due to decreased interest expense of $7.6 million over the

28

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

comparative year. Cash flow from working capital fluctuates primarily with the timing of accounts payable and accrued liabilities payments.

Investing activities

				Increase
				in cash flow

	2003	2002	2001	2003	2002

($000s Cdn)
Cash flow (used in) provided by investing activities	(95,037)	(825,558)	(1,242,367)	730,521	416,809

In 2003, the cash outlay required for investing activities was $730.5 million lower than the year ended August 2002 due to the proceeds of $257.4 million received on sale of the US cable systems and due to a $485.9 million reduction in capital expenditures.

The cash outlay required for investing activities was $416.8 million lower in 2002 than 2001 primarily due to the acquisition of Moffat and the Rogers exchange in 2001.

Financing activities

The changes in financing activities during the year were as follows:

	2003	2002	2001

(In millions Cdn)
Star Choice note redemption, including restructuring costs	(228.2)	-	-
Bank loans – net borrowings (repayments)	(141.8)	(15.9)	322.9
Dividends	(50.6)	(53.2)	(50.3)
Other, including change in bank indebtedness	(2.0)	(8.1)	20.7
Issue of:
US $300 million senior notes	-	476.8	-
Shels	-	90.5	42.7
7.2% senior notes	-	-	300.0
7.25% U.S. $225 million senior notes	-	-	349.0
8.875% COPrS	-	-	147.2
Cancom structured note	-	-	250.0
Repayment of:	-	-
US $91.9 million Fundy senior secured notes, including restructuring costs	-	-	(143.9)
Moffat acquired debt	-	-	(247.0)
Debt of subsidiaries sold	-	-	(39.0)

Cash flow provided by (used in) financing activities	(422.6)	490.1	952.3

V.	LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial condition continues to be a significant strength for Shaw. Our future liquidity hinges on three components; free cash flow from operations, access to available credit facilities and sale of non-strategic assets.

First, we grew free cash flow in the Cable division from negative $349.4 million last year to positive $205.2 million this year. Further, the satellite division, including satellite services and DTH, reduced its cash requirements by $105.6 million over last year, and is making substantial progress towards becoming free cash flow positive next year. As we continue growing free cash flow, it will become an increasing source of liquidity.

29

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

Second, as a result of the sale of the US cable systems and the strong growth in free cash flow, Shaw has access to approximately $1 billion of available credit facilities. Based on our existing business which generates positive free cash flow after meeting its day-to-day operating expenses (including capital expenditures), access to approximately $1 billion of available credit facilities and scheduled long-term debt repayments as outlined in Note 9 to the Consolidated Financial Statements, we believe Shaw has sufficient liquidity to meet both current and foreseeable future commitments.

And finally, with respect to the sale of non-strategic assets to increase liquidity, Shaw sold its U.S. cable assets with approximately 75,000 subscribers for gross proceeds of Cdn $260 million. In addition, a number of redundant properties and other non-strategic assets were sold, resulting in proceeds of approximately $22.5 million.

Debt structure

A number of steps were taken during 2003 to improve the Company’s existing debt structure which will result in lower interest costs in the future. During the second quarter, Cancom’s credit facility was re-financed through a $350 million term loan obtained by Shaw from a new syndicate of banks, which includes a number of banks who are part of Shaw’s main banking syndicate. Interest on this loan was fixed via hedges at a rate which may range from 4.9525% and 7.0775% depending on debt to cashflow ratios. At August 31, 2003 the rate was 5.9525%. In addition, Shaw repaid and cancelled Cancom’s $40 million subordinated credit facility. These changes to Cancom’s debt will, based on current rates, generate interest savings of approximately $7 million next year. Finally, utilizing a portion of the proceeds from the sale of the Florida and Texas cable systems, the Company redeemed the Star Choice US $150 million Senior secured notes in August 2003. These notes had an interest rate of 13% and were due December 15, 2005. The early redemption entailed redemption premium and other costs amounting to $10.6 million, however, this will be more than offset by interest savings resulting from the redemption.

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. The borrowings of Videon are unsecured, but are guaranteed by the subsidiaries of Videon. The demand operating line of credit of $10 million of Cancom is secured by assets and undertakings of certain of Cancom’s subsidiaries. There are restrictions in the various credit facilities that would prevent Cancom and Star Choice from transferring funds to Shaw, however there are no restrictions that would prevent Shaw from funding these entities. There are no further restrictions that prevent the remaining subsidiaries of the Company from transferring funds to Shaw. The various borrowings generally do not provide for cross-collateralization, cross-defaults between groups, or guarantees, other than the guarantee in respect of the Partnership described below and the guarantees of the Videon subsidiaries.

There are however mechanisms within the Cancom $250 million Structured Note that may affect Shaw as more fully described in Note 9 to the Consolidated Financial Statements. Shaw’s intention is to repay the note by either drawing on its existing credit facilities or through the issue of replacement debt by Shaw.

Off-balance sheet arrangements and guarantees

It is not Shaw’s business practice to enter into off-balance sheet arrangements. Generally it is not our policy to issue guarantees to non-controlled affiliates or third parties; however, we have entered into certain agreements as more fully described in Note 16 to the Consolidated Financial statements. As disclosed thereto, we believe it is remote that these agreements would require any cash payment.

30

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2003

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

31

AUDITORS’ REPORT

To the Shareholders of
Shaw Communications Inc.

We have audited the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2003 and 2002 and the consolidated statements of loss and retained earnings (deficit) and cash flows for each of the years in the three year period ended August 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for foreign currency translation.

Calgary, Canada
October 10, 2003	Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

As at August 31

	2003	2002
[thousands of Canadian dollars]	$	$

		(Restated - Note 1)
ASSETS [note 9]
Current
Cash	20,753	-
Accounts receivable [note 3]	140,998	197,963
Inventories [note 4]	81,787	128,811
Prepaids and other	16,783	20,588

	260,321	347,362
Investments and other assets [notes 5 and 11]	49,415	133,602
Property, plant and equipment [note 6]	2,415,662	2,777,697
Deferred charges [note 7]	169,045	219,916
Intangibles [notes 1 and 8] –
Broadcast licenses	4,627,728	4,877,256
Goodwill	78,948	145,865

	7,601,119	8,501,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	-	2,303
Accounts payable and accrued liabilities [note 13]	413,712	511,106
Income taxes payable	15,725	10,631
Unearned revenue	95,918	91,095
Current portion of long-term debt [note 9]	271,520	-

	796,875	615,135
Long-term debt [note 9]	2,645,548	3,469,637
Deferred credits [note 10]	735,353	633,259
Future income taxes [note 14]	928,277	1,004,559

	5,106,053	5,722,590
Commitments and contingencies [note, 5, 9, 16, 17 and 18]

Shareholders’ equity
Share capital [note 11] –
Class A Shares	2,491	2,493
Class B Non-Voting Shares	2,107,464	2,107,367
Equity instruments	724,923	908,472
Deficit	(340,294)	(240,737)
Cumulative translation adjustment [note 12]	482	1,513

	2,495,066	2,779,108

	7,601,119	8,501,698

See accompanying notes

On behalf of the Board:

[Signed]	[Signed]
JR Shaw	Donald F. Mazankowski
Director	Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF LOSS
AND RETAINED EARNINGS (DEFICIT)

Years ended August 31

[thousands of Canadian dollars	2003	2002	2001
except per share amounts]	$	$	$

		(Restated - Note 1)	(Restated - Note 1)
Revenue [note 15]	2,076,740	1,914,284	1,552,776
Operating, general and administrative expenses	1,256,140	1,281,611	1,092,436

Operating income before amortization [note 15]	820,600	632,673	460,340
Amortization [notes 6, 7 and 8]	598,189	585,331	473,121
Amortization of deferred IRU revenue [notes 2 and 10]	(11,984)	(11,517)	(4,902)

Operating income (loss)	234,395	58,859	(7,879)
Interest [notes 9, 10 and 13]	259,702	267,323	206,935

	(25,307)	(208,464)	(214,814)
Gain (loss) on sale of investments [note 5]	1,957	2,321	(106,716)
Write-down of investments [note 5]	(15,000)	(330,466)	(163,454)
Gain on redemption of SHELS [note 5]	119,521	218,327	-
Dilution gain (loss) on issuance of stock by equity investee [note 2]	-	(571)	4,525
Gain on sale of cable systems [note 2]	-	-	66,595
Loss on sale of satellite assets [note 2]	(3,800)	(1,281)	-
Debt restructuring costs [note 9]	(10,634)	-	(8,590)
Foreign exchange gain (loss) on unhedged long-term debt	32,617	(1,658)	(15,188)
Loss on sale and write-down of assets [note 2]	(124,674)	-	-
Other revenue (expense) [note 1]	9,338	6,048	(665)

Loss before income taxes	(15,982)	(315,744)	(438,307)
Income tax expense (recovery) [note 14]	29,925	(82,907)	(351,591)

Loss before the following	(45,907)	(232,837)	(86,716)
Equity loss on investees [note 5]	(1,921)	(53,487)	(71,282)
Non-controlling interest	-	-	725

Net loss [note 1]	(47,828)	(286,324)	(157,273)
Retained earnings (deficit), beginning of year as previously reported	(230,327)	111,830	310,250
Adjustment for change in accounting policy [note 1]	(10,410)	(12,378)	(2,526)

Retained earnings (deficit), beginning of year as restated	(240,737)	99,452	307,724

	(288,565)	(186,872)	150,451
Dividends –
Class A and Class B Non-Voting Shares	(11,536)	(11,534)	(10,876)
Equity instruments (net of income taxes)	(40,193)	(42,331)	(40,123)

Retained earnings (deficit), end of year	(340,294)	(240,737)	99,452

Loss per share [note 11]
Basic and diluted	(0.38)	($1.42)	($0.89)

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31

	2003	2002	2001
[thousands of Canadian dollars]	$	$	$

		(Restated - Note 1)	(Restated - Note 1)
OPERATING ACTIVITIES [note 20]
Cash flow from operations	534,766	332,109	210,514
Net change in non-cash working capital balances related to operations	3,675	3,303	79,470

	538,441	335,412	289,984

INVESTING ACTIVITIES
Additions to property, plant and equipment	(257,683)	(743,568)	(828,727)
Additions to equipment subsidies	(162,876)	(121,654)	(165,492)
Net reduction (addition) to inventories	59,708	15,397	(36,798)
Cable and MDU business acquisitions [note 2]	(3,634)	(40,454)	(555,977)
Cancom acquisition [note 2]	-	-	(6,148)
Proceeds (costs) on sale of satellite assets [note 2]	6,461	(631)	-
Proceeds received on assets held for sale [note 2]	-	89,500	150,000
Proceeds on sale of cable systems [note 2]	257,435	-	193,288
Proceeds on sale of investments and other assets	22,469	18,489	170,428
Costs on redemption of SHELS	(2,113)	(3,134)	-
Acquisition of investments	(9,662)	(28,158)	(138,534)
Additions to deferred charges	(5,142)	(11,345)	(24,407)

	(95,037)	(825,558)	(1,242,367)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(2,303)	514	(25,214)
Proceeds on pre-payment of IRU	235	-	-
Payment to terminate interest rate swaps	-	(9,400)	-
Debt restructuring costs [note 9]	(17,134)	-	(8,590)
Increase in long-term debt	505,599	1,049,520	2,377,238
Long-term debt repayments	(858,510)	(588,644)	(1,535,353)
Issue of equity instruments, net of after-tax expenses	-	90,481	189,928
Issue of Class B Non-Voting Shares, net of after-tax expenses	95	792	4,547
Dividends paid –
Class A and Class B Non-Voting Shares	(11,536)	(11,534)	(10,876)
Equity instruments, net of current taxes	(39,084)	(41,618)	(39,413)

	(422,638)	490,111	952,267

Effect of currency translation on cash balances and cash flows	(13)	35	116

Increase in cash	20,753	-	-
Cash, beginning of the year	-	-	-

Cash, end of the year	20,753	-	-

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

1.	SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing cable television services, high-speed Internet access and Internet infrastructure services (“Cable”); Direct-to-home (“DTH”) (Star Choice) satellite services and satellite distribution services (“Satellite”). The Company also has investment interests in Internet infrastructure and interactive television companies.

The consolidated financial statements are prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles. The effects of differences between the application of Canadian and US GAAP on the financial statements of the Company are described in note 21.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets and liabilities of its 38.3% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”).

Acquisitions subject to CRTC approval may be held in trust by a trustee who exercises control over the business until such time as the CRTC renders a decision on the proposed acquisition. Accordingly, such acquisitions are recorded at cost until a decision is rendered and the Company is able to exercise significant influence or control and determine the appropriate form of accounting.

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments include GT Group Telecom Inc. (“GT”) until February 4, 2003 (at which time GT was reorganized and resulted in the disposition of the Company’s interest in GT), The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc., TechTV Canada Holdings Inc., and Halifax Cablevision Limited (“Halifax”) until August 31, 2001 (at which time Halifax was sold). Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and dividends received. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee. The Company

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company’s share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

When an equity accounted for investee issues its own shares, the subsequent reduction in the Company’s proportionate interest in the investee is reflected in income as a deemed dilution gain or loss on disposition.

Revenue and expenses

Revenue from cable, Internet and satellite customers includes subscriber service revenue when earned. Revenue includes subscriber connection fees, as they are considered to represent a partial recovery of initial selling expenses and related administrative and general office expenses. Subscriber connection costs are capitalized as part of the distribution system and costs of disconnections and reconnections are expensed as incurred.

Sales of DTH receiving equipment, digital cable terminals (“DCTs”) and modems are recognized when subscriber service is activated.

Satellite services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. The sale of satellite service equipment is recognized when goods are shipped.

Advertising costs are charged to income (loss) when incurred with the exception of marketing costs incurred to launch new specialty services, which are deferred and amortized over a two-year period. Advertising expenses for 2003, 2002 and 2001 were $28,098, $51,276, and $54,155 respectively.

To be consistent with other practices throughout the Company, in fiscal 2003, the Company retroactively changed the presentation of equipment revenue and cost of sales in respect of sale of DCT and modem equipment at a subsidized cost to cable and Internet subscribers. Prior to fiscal 2003, the Company accounted for the price charged to the subscriber for a DCT or modem as a cost recovery on the equipment provided as part of the service connection process. The price charged to the subscriber for a DCT or modem is now recorded as equipment revenue offset by an equal cost of sale. As a result of the change in accounting presentation, Cable revenue and expenses have increased by $26,489, $25,724 and $15,823 for 2003, 2002 and 2001, respectively.

Inventories

Inventories include subscriber equipment such as digital cable terminals, modems and DTH receivers, which are held pending rental or sale at a subsidized price. When subscriber equipment is sold at a subsidized price, the subsidized cost is deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

over its useful life. Inventories are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidies, determined on a first-in, first-out basis. Inventories are classified as a current asset as proceeds for sale will be received on the majority of the subscriber equipment.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	10-15 years
Digital cable terminals and modems	5-7 years
Decoders	5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3-7 years
Buildings	20-40 years
Data processing	4 years
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Deferred charges

Deferred charges primarily include (i) financing costs and credit facility arrangement fees related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt; (ii) marketing costs incurred to launch new specialty services and to launch the DTH services under the new satellite Anik F1, amortized on a straight-line basis over a two-year period commencing with the commercial offering of the service; (iii) foreign exchange losses on translating hedged long-term debt; and (iv) equipment subsidies.

Equipment subsidies incurred in order to expand the Company’s customer base include the cost of subsidizing equipment sold to subscription cable and DTH customers. These subsidies are deferred and amortized on a straight-line basis over a two-year period.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Intangibles

The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast licenses.

Effective September 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants relating to “Business Combinations” and “Goodwill and Other Intangible Assets”. Similar standards were adopted in the United States. As the Company has always accounted for business combinations using the purchase method, adoption of this standard had no impact on the consolidated financial statements. Under the goodwill and other intangible assets standard, goodwill and intangible assets with an indefinite life are no longer amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value. The Company evaluated intangible assets acquired in prior business combinations and allocated the amounts to broadcast licenses, which represent identifiable assets with indefinite useful lives, and to goodwill in those cases where specific intangible assets could not be identified. This change in accounting resulted in a reduction in amortization expense of $83,104 for 2002. The adjusted net income and reported loss per share (basic and diluted) for 2001 would have been ($105,384) and ($0.66) respectively if results were restated to remove amortization of broadcast licenses and goodwill.

Prior to September 1, 2001, amounts allocated to broadcast licenses on cable acquisitions were amortized using the increasing charge method with an interest rate of 4% over forty years, amounts allocated to DTH and satellite services licenses were amortized on a straight-line basis over 35 years and amounts allocated to goodwill were amortized on a straight-line basis over forty years. These assets were written down if there was evidence of a permanent impairment in their value to the Company. The potential impairment of these assets was measured against the undiscounted value of expected future operating income before amortization, taxes and interest.

Deferred credits

Deferred credits include: (i) prepayments received under indefeasible right to use (“IRU”) agreements amortized on a straight-line basis into income over the term of the agreement; (ii) fair value adjustments on debt assumed on acquisitions amortized on a straight-line basis over the term of the debt; and (iii) foreign exchange gains on translating hedged long-term debt.

Income taxes

The Company accounts for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantially enacted tax rates and laws that will be in effect

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Equity instruments

The Company has the ability to satisfy interest and redemption obligations on various financial instruments through the issuance of Class B Non-Voting Shares. Accordingly, these instruments are included in shareholders’ equity and any payments thereon, net of taxes, are recorded as dividends.

Foreign currency translation

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses at average exchange rates for the year. Adjustments arising from the translation of the financial statements are deferred and included in a separate component of shareholders’ equity.

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain (loss) recognized on the translation and settlement of current monetary assets and liabilities was $8,032 (2002 – $667; 2001 – ($2,868)) and is included in other revenue (expense).

Commencing September 1, 2002, the Company retroactively adopted the amended Canadian standard for foreign currency translation which is consistent with US standards and eliminates the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and requires exchange gains and losses to be included in net income in the period they are incurred. Upon adoption of this amended standard September 1, 2002, deferred unamortized foreign exchange losses net of gains amounting to $2,526 (net of taxes) were eliminated and charged against the opening retained earnings as at September 1, 2000. As prior years were restated upon adoption, the Company’s net loss for 2002 and 2001 increased (decreased) by ($1,968) (($0.01) per share) and $9,852 ($0.04 per share) respectively.

Exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits.

Financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include interest rate swaps, currency swaps, and foreign currency forward purchase contracts. All such instruments are only used for risk management

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

purposes. The Company accounts for these financial instruments as hedges and as a result the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge US dollar denominated debt are deferred until the hedged item is settled, at which time they are offset against the gain or loss on the hedged item.

Those instruments that have been entered into by the Company to hedge exposure to interest rate risk are periodically examined by the Company to ensure that the instruments are matched with underlying liabilities, reduce the Company’s risk relating to interest rates and, through market value and sensitivity analysis, maintain a high correlation to the interest expense of the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s Consolidated Statements of Loss.

Employee Benefit Plans

The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame. These assumptions may need to be revised based on actual experience of the plan such as changes in discount rates, expected retirement age and projected salary increases. The excess of the net cumulative unamortized actuarial gain (loss) over 10% of the accrued benefit obligation is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the defined benefit pension plan is 8.4 years (2002 – 11.9 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation

Commencing September 1, 2002, the Company adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options must be issued at not less than their fair value. Any consideration paid by employees on the exercise of stock options is credited to share capital.

Guarantees

The Company adopted Accounting Guideline 14 – Disclosures of Guarantees (“AG 14”)(see note 16). It requires a guarantor to disclose significant information about certain types of guarantees that it has provided, including certain types of indemnities and the indirect guarantees of indebtedness to others, without regard to whether it will have to make any payments under the guarantees. This guideline is in addition to the existing disclosure required by Contingencies.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The Company has invested in a number of development projects and in companies utilizing and developing new distribution technologies. Control of Cancom and its wholly-owned subsidiary Star Choice Communications Inc. (“Star Choice”), a DTH satellite operator, was acquired in 2000. Star Choice commenced commercial operations on October 1, 1997 and has experienced significant operating losses. These operating losses are expected to continue as Star Choice continues to build its customer base.

The Company has estimated the useful lives of its property, plant and equipment and the recoverability of deferred costs, development projects and broadcast licenses using current business plans. Significant changes in the assumptions with respect to the competitive environment, technology changes and the DTH market could result in an impairment of such assets.

The Company has tested the amounts allocated to broadcast licenses and goodwill for impairment using discounted cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of intangible assets.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Recent Canadian accounting pronouncements

(i)	Hedging relationships

In November 2001, Accounting Guideline (AcG) 13, Hedging Relationships, was approved which establishes conditions for applying hedge accounting which will become effective for the 2004 fiscal period.

(ii)	Asset Retirement Obligations

In 2005, the Company will retroactively adopt the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The Company is currently assessing the impact of the adoption of this new accounting policy standard.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

2.	BUSINESS ACQUISITIONS AND DIVESTITURES

Cable and MDU business acquisitions

		2003

		Cash	Accounts payable	Total purchase price
		$	$	$

(i)	Cable systems in US	3,634	—	3,634

		2002

		Cash	Accounts payable	Total purchase price
		$	$	$

(i)	Cable systems in US	3,608	354	3,962
(ii)	Cable systems in Canada	4,336	150	4,486
(iii)	Direct-to-Home pay-per-view service	32,510	4,000	36,510

		40,454	4,504	44,958

		2001

		Issue of		Application		Total
		Class		of opening	Accounts	purchase
		B Shares	Cash	investment	payable	price
		$	$	$	$	$

(iv)	Moffat	765,238	465,365	105,138	4,661	1,340,402
(v)	Rogers exchange	—	78,662	661	24,844	104,167
(vi)	MDU business	—	10,604	—	—	10,604
(i)	Cable systems in US	—	1,346	—	1,344	2,690

		765,238	555,977	105,799	30,849	1,457,863

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

A summary of net assets acquired on cable and MDU business acquisitions, accounted for as purchases, is as follows:

	2003	2002	2001
	$	$	$

Identifiable net assets acquired at assigned fair values
Assets held for sale	—	—	239,500
Investments and other assets	—	—	7
Property, plant and equipment	—	964	353,500
Deferred charges	—	—	4,634
Broadcast licenses – DTH	—	—	9,886
Broadcast licenses – cable	3,634	57,309	1,760,672

	3,634	58,273	2,368,199

Working capital deficiency	—	603	29,506
Long-term debt	—	644	372,000
IRU agreements	—	—	96,800
Future income taxes	—	12,068	394,821
Deferred credits	—	—	17,209

	—	13,315	910,336

Purchase price	3,634	44,958	1,457,863

(i)	The Company purchased 854 subscribers (2002 – 1,045; 2001 – 710) in Florida under a commitment to purchase which expired May 31, 2003.

(ii)	Effective September 30, 2001, December 1, 2001, and June 1, 2002 the Company purchased three small cable television systems serving approximately 2,300 subscribers in the province of British Columbia.

(iii)	Effective June 1, 2002, the Company acquired from Corus Entertainment Inc. (“Corus”) (see note 18) 100% of Corus VC Ltd. (“Viewers Choice”), which operates a pay-per-view video service in Western Canada.

(iv)	Effective March 1, 2001, the Company acquired 100% of Moffat Communications Limited (“Moffat”). The principal operations and assets of Moffat consisted of:

(a)	Cable television and Internet distribution systems serving 312,000 basic cable subscribers and 43,000 high-speed Internet subscribers in Alberta, Manitoba and Northern Ontario;

(b)	Cable television and Internet distribution systems serving approximately 71,000 basic subscribers and 3,000 high-speed Internet subscribers in Florida and Texas;

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

(c)	WTN, a nationally distributed specialty television network; and

(d)	CKY-TV (“CKY”), a CTV television network affiliate in Manitoba.

In conjunction with the Company’s plans to acquire Moffat, agreements were made to dispose of Moffat’s interest in WTN for $202,500 to Corus effective November 2001 (see note 18) and its interest in CKY for $37,000 to CTV Inc. effective September 2001. Accordingly, the WTN and CKY assets were reflected in the balance sheet as assets held for sale at the agreed upon selling price less a deposit for $150,000 received from Corus on the WTN sale. No gain or loss resulted on these dispositions.

(v)	Effective November 1, 2000, the Company and Rogers Communications Inc. (“Rogers”) exchanged certain cable television and Internet assets resulting in the Company acquiring Roger’s approximately 626,000 subscribers in Vancouver and surrounding area in exchange for the Company’s approximately 604,000 subscribers in Southern Ontario and New Brunswick plus cash for the cost of the incremental subscribers acquired in the exchange. The exchange of cable systems was undertaken by both companies to consolidate their respective cable television operations. No gain or loss was recorded in this exchange of assets. The incremental subscribers acquired have been recorded at their cash cost to the Company.

(vi)	Between January 31, 2001 and April 27, 2001, approximately 13,533 DTH satellite subscribers were purchased in Ontario, Quebec and Western Canada.

Cancom acquisition

On August 31, 1999, Cancom and Star Choice completed a share exchange transaction resulting in Star Choice becoming a wholly-owned subsidiary of Cancom. Cancom provides satellite-based solutions for business and Star Choice provides DTH satellite television services. Prior to this transaction, the Company held a 9.5% interest in Cancom, accounted for on a cost basis, and a 49.9% interest on a diluted basis in Star Choice, accounted for using the equity method. After the share exchange, the Company held approximately 35% of Cancom, which was accounted for using the equity method.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

During 2000, the Company purchased additional interests in Cancom resulting in Cancom becoming a subsidiary (94.3% interest) for consolidation purposes effective July 1, 2000. During 2001, the Company purchased the remaining 5.7% equity interest in Cancom. A summary of the net assets acquired at assigned fair values and the consideration given for the 5.7% interest in Cancom is summarized as follows:

2001
$

Identifiable net assets acquired at assigned fair values
Broadcast licenses	111,260

Future income tax liability	30,720
Non-controlling interest	(12,691)

18,029

Purchase price	93,231

Consideration:

2001
$

Cash	6,148
Class B Non-Voting Shares	87,083

93,231

Divestitures

(i)	Effective June 30, 2003, the Company sold its US cable systems for net proceeds of $257,435. Prior to the sale, the Company had written down the US cable system broadcast licences by $80,000. Subsequent to the write-down, a recovery of the US$ relative to the Cdn$, reduced the final loss on sale to $74,674.

(ii)	Effective March 21, 2003 the Company sold its Star Choice Business Television division for $6,461 which resulted in a pre-tax loss of $3,800.

(iii)	During 2003, 360networks acquired GT. The transaction did not result in any recovery for the shareholders of GT. In prior years, GT issued equity which reduced the Company’s equity interest (2002 – 23.28% to 23.22%; 2001 – 23.65% to 23.28%) and resulted in a dilution gains (losses) (2002 – $(571); 2001 – $4,525).

(iv)	Effective May 31, 2002, the Company sold its uplink and SRDU business in the Caribbean for $1,113 which resulted in a pre-tax loss of $1,281.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

(v)	Effective August 31, 2001, the Company sold to Bragg Communications Inc., a company controlled by a former director of the Company, its 75% interest in Access (including its 45% interest in Halifax) and its 100% interest in Access Cable Television Bedford/Sackville Limited for $209,629 ($193,288 cash and $16,341 promissory notes at prime plus 0.5%). A pre-tax gain of $66,595 was recognized on the sale.

3.	ACCOUNTS RECEIVABLE

	2003	2002
	$	$

Subscriber and trade receivables	155,211	175,774
Officers and employees	69	173
Due from related parties [note 18]	563	5,627
Promissory notes	—	5,000
Miscellaneous receivables including commodity taxes	7,887	30,729

	163,730	217,303
Less allowance for doubtful accounts	(22,732)	(19,340)

	140,998	197,963

Included in operating, general and administrative expenses is a provision for doubtful accounts of $35,019 (2002 – $26,727; 2001 – $19,625).

4.	INVENTORIES

	2003	2002
	$	$

Subscriber equipment	77,218	124,515
Other	4,569	4,296

	81,787	128,811

Subscriber equipment includes cable modems, digital set-top boxes and related customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

5.	INVESTMENTS AND OTHER ASSETS

	2003	2002
	$	$

Investments, at cost net of write-downs:
Liberty Media Corporation (“Liberty”) (market value – $5,752; 2002 – $4,469)	4,469	4,469
Motorola, Inc. (“Motorola”) (market value – $33,858; 2002 – $33,858)	8,925	8,925
Terayon Communication Systems (“Terayon”) (market value – 2002 – $90,481)	—	45,872
Liberate Technologies (“Liberate”) (market value – 2002 – $93,068)	—	16,043
Canadian Hydro Developers, Inc. (“Canadian Hydro”) (market value – $20,454; 2002 – $12,216)	19,111	17,036
Cogeco Cable Inc. (“Cogeco”) (market value – 2002 – $12,650)	—	12,650
Investments in private technology companies	6,813	15,735
Investments at equity:
Investments in specialty channel networks	1,106	2,918
Other assets:
Employee home relocation mortgages and loans [note 18]	7,299	8,161
Other	1,692	1,793

	49,415	133,602

The Motorola shares have been pledged as collateral for the outstanding Zero Coupon Loan (see note 11).

The market value of the Motorola shares is reflected at the amount recorded in the accounts for the Zero Coupon Loan as the Company has entered into an equity forward sale contract on an equivalent number of Motorola shares for amounts to coincide with the maturity of the loan.

Terayon

In 2002, the Company sold 673,173 shares of Terayon resulting in a pre-tax gain of $2,545.

On February 28, 2003, the Company redeemed the Series V SHELS by delivering the underlying security of 5,326,827 Terayon shares resulting in a gain of $44,179.

Liberate

On May 31, 2003, the Company redeemed the Series III and IV SHELS by delivering the underlying security of 1,452,506 Liberate shares resulting in a gain of $75,342.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Canadian Hydro

Canadian Hydro, a Canadian public corporation, develops and operates electrical generating plants. A summary of the holdings in Canadian Hydro is as follows:

	2003	2002

	(number of shares/warrants)
Shares:
Free trading	10,330,364	2,450,000
Subject to hold periods	—	4,096,580

Warrants:
Vested – exercise price of $3.27(1)	1,000,000	1,000,000
Vested – exercise price of $2.35	1,100,000	1,100,000

	12,430,364	8,646,580

(1)	500,000 warrants have a cashless exercise option.

Cogeco

During the year, the Company sold 1,100,000 shares of Cogeco resulting in a gain of $758.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Investments at cost, write-downs

As a result of the dynamic changing condition of the technology sector, management reviews of the carrying value of investments in this sector have resulted in the following write-downs:

	2003	2002	2001
	$	$	$

TippingPoint	—	—	21,180
Liberty	—	4,042	103,268
Cogeco	—	33,605	—
Canadian Hydro	4,925	—	—
Other public companies	27	173	6,203
Private companies	10,048	23,718	32,803

	15,000	61,538	163,454

Investments at equity

In June 2001, the Company increased its ownership interest in the outstanding voting shares of GT to 40.1% with an acquisition of an additional 3,000,000 Class A Voting Shares of GT. The Company’s equity interest in GT at August 31, 2002 was 23.2%. As a result of the significant deterioration in the market value of the GT shares and the announcement by GT in June 2002 that the company was unlikely to meet certain of its bank covenants and would seek court protection from its creditors, the Company wrote-down the balance of its investment in GT of $268,928. Pursuant to a reorganization of GT in 2003, Shaw no longer has an ownership interest in the company.

The Company has a one-third interest in three specialty channel networks.

Equity loss on investees consists of the following:

	2003	2002	2001
	$	$	$

GT	—	(51,300)	(70,730)
Specialty channel networks	(1,898)	(1,862)	—
Other	(23)	(325)	(552)

	(1,921)	(53,487)	(71,282)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

6.	PROPERTY, PLANT AND EQUIPMENT

	2003		2002

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

Cable and telecommunications distribution system	2,609,599	908,769	2,613,527	720,859
Digital cable terminals and modems	449,861	271,974	512,922	213,241
Decoders	42,573	19,371	43,715	13,373
Satellite audio, video and data network equipment and DTH receiving equipment	223,370	67,031	208,158	32,498
Buildings	237,594	38,283	213,927	29,742
Data processing	81,698	55,645	76,282	37,613
Other assets	222,241	186,354	218,854	157,481

	3,866,936	1,547,427	3,887,385	1,204,807
Land	52,953	—	51,919	—
Satellite transponders under construction	43,200	—	43,200	—

	3,963,089	1,547,427	3,982,504	1,204,807

Net book value	2,415,662		2,777,697

Amortization provided in the accounts on property, plant and equipment for 2003 amounted to $413,381 (2002 – $409,335; 2001 – $288,165).

Included in the cable and telecommunications distribution system assets is the cost of right-to-use fibers under IRU agreements with terms extending to 60 years totalling $61,811 (2002 – $61,698; 2001 – $42,669).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

7.	DEFERRED CHARGES

	2003		2002

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

Financing costs and credit facility arrangement fees	65,121	44,160	63,093	27,848
Marketing costs to launch new services	14,211	13,436	14,977	9,508
Foreign exchange losses on translating hedged long-term debt	—	—	43,252	—
Equipment subsidies	468,983	325,765	401,019	266,493
Other	6,808	2,717	6,482	5,058

	555,123	386,078	528,823	308,907

Net book value	169,045		219,916

Amortization provided in the accounts on deferred charges for 2003 amounted to $184,808 (2002 – $175,996; 2001 – $113,875).

8.	INTANGIBLES

	Carrying amount

	2003	2002
	$	$

Broadcast licenses
Cable systems	3,644,596	3,894,124
DTH and satellite services	983,132	983,132

	4,627,728	4,877,256
Goodwill	78,948	145,865

Net book value	4,706,676	5,023,121

Commencing September 1, 2001, broadcast licenses and goodwill are no longer amortized (see note 1) and are presented at their carrying amounts. Amortization provided in the accounts on broadcast licenses amounted to $71,081 in 2001.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

The changes in the carrying amount of intangibles for the year ended August 31, 2003 are as follows:

	Broadcast licenses	Goodwill
	$	$

Balance as of September 1, 2002	4,877,256	145,865
Business acquisition [note 2]	3,634	—
Business divestitures [note 2]	(173,162)	(16,917)
Write-downs	(80,000)	(50,000)

Balance as of August 31, 2003	4,627,728	78,948

During the year, the Company tested the amounts allocated to broadcast licenses and goodwill and determined that the following write-downs were required:

(a)	$80,000 with respect to broadcast licenses of the US cable systems which were sold in 2003 due to the decline in the value of US cable systems in the last year, plus the strengthening of the Canadian dollar since November, 2002 (see note 2).

(b)	$50,000 with respect to goodwill attributed to the non-regulated business operations of the satellite division because of the decrease in the market value of these operations that has occurred in the past year. This write-down has been included in the caption “Loss on sale and write-down of assets” in the Consolidated Statements of Loss.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

9.	LONG-TERM DEBT

	Effective
	interest rates	2003	2002
	%	$	$

Corporate
Bank loans	Fixed and variable	606,798	425,106
Senior notes –
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
US $440,000 due April 11, 2010	7.88	609,708	685,872
US $225,000 due April 6, 2011	7.68	311,783	350,729
US $300,000 due December 15, 2011	7.61	415,710	467,640

		2,518,999	2,504,347

Cancom
Bank loans	Variable	—	253,800
Subordinated credit facility	Variable	—	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000

		250,000	543,800

Star Choice
US $150,000 Senior secured notes	13.00	—	233,820

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Big Pipe Ventures, L.P.	Variable	—	50,000
Burrard Landing Lot 2 Holdings Partnership	Variable	18,069	7,670

		148,069	187,670

Total consolidated debt		2,917,068	3,469,637
Less current portion		271,520	—

		2,645,548	3,469,637

Interest on long-term debt included in interest expense amounted to $262,306 (2002 – $266,596; 2001 – $211,294).

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility with interest rates and borrowing options the same as those contained in the credit facility described below.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

A syndicate of banks has provided the Company with an unsecured credit facility, which at August 31, 2003 amounted to a maximum of $1,415,198, of which a maximum of $1,200,000 is revolving. Under the facility, the syndicate of banks has placed $1,150,000 of the revolving facility and has until October 30, 2003 to place the remaining $50,000. As at August 31, 2003, $1,107,092 (net of committed letters of credit of $1,308) of the $1,150,000 portion of the unsecured facility was not utilized. The balance of the facility, which has been fully drawn, is non-revolving term repayable in eight semi-annual increasing installments such that the loan is repaid by April 30, 2007. Funds are available to the Company in both Canadian and US dollars. At August 31, 2003, the US portion of the bank loans was US $57,233 ($79,309 Canadian). Interest rates fluctuate with Canadian bankers’ acceptance and US libor rates and averaged 3.65% for the year (2002 – 4%; 2001 – 7.4%).

The amount available under the revolving facility amortizes such that the facility expires April 30, 2007 as follows:

Date	Amount Available	%

August 31, 2003	$1,150,000	100
October 31, 2003	1,092,500	95
April 30, 2004	1,035,000	90
October 31, 2004	948,750	82.5
April 30, 2005	862,500	75
October 31, 2005	718,750	62.5
April 30, 2006	575,000	50
October 31, 2006	287,500	25
April 30, 2007	—	—

A syndicate of banks has provided the Company with an unsecured term loan in the amount of $350,000 due February 10, 2006. Although currently drawn in Canadian dollars, the loan is also available in an equivalent amount of US dollars. Interest rates fluctuate with Canadian bankers’ acceptance or US libor rates as applicable and averaged 5.32% for the year. The loan is subject to essentially the same terms and conditions as the existing unsecured credit facility. In May 2003, the Company entered into interest rate hedges to fix the interest for the duration of the loan at a rate between 4.9525% and 7.0775% depending on debt to cash flow ratios. At August 31, 2003 the effective rate was 5.9525%.

At August 31, 2003, interest on $177,000 of Canadian dollar borrowings were fixed by means of an interest rate swap originally placed in April 1994 at a rate which may range between 9.49% to 11.64% depending on debt to cash flow ratios. At August 31, 2003 the effective rate was 9.74%. In March 2002, the Company unwound interest rate swaps of $210,000 on Canadian dollar borrowings which were fixed at rates ranging from 6.12% to 6.17%.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Senior notes

The Senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments over the life of the US $ Senior notes. The table below outlines the US $ principal, the interest coupon rate, the effective interest rate on the Canadian $ equivalent of the US debt as a result of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

US Senior		Effective
note principal	Coupon rate	interest rate	Exchange rate
$	%	%	Cdn $ vs US $

440,000	8.25	7.88	1.4605
225,000	7.25	7.68	1.5815
300,000	7.20	7.61	1.5895

Cancom

Bank loans

Cancom has a $10,000 demand operating line of credit that is available in Canadian dollars or the US dollar equivalent of which $1,112 has been drawn as committed letters of credit. Interest rates fluctuate with Canadian prime rate and US base rates. The operating line is collateralized by a first ranking fixed and floating charge and security interest in all of the Canadian assets and undertakings of Cancom and two of Cancom’s subsidiaries, (excluding assets located in the province of Quebec). The effective interest rate on the line of credit was 6.60% (2002 – 7.04%; 2001 – 9.66%).

In February 2003, the amounts drawn under Cancom’s $350,000 senior credit facility were repaid in full and the facility was then cancelled. The effective interest rate on the facility was 6.88% for the period to February 2003 (2002 – 6.62%; 2001 – 8.87%).

Subordinated credit facility

In May 2003, the $40,000 standby Subordinated credit facility was repaid and cancelled. The effective interest rate on this facility was 8.93% for the period to May 2003 (2002 – 7.99%; 2001 – 9.29%).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Structured Note

On August 31, 2001 Cancom issued a $250,000 7% Structured Note due December 15, 2003 with interest payable quarterly. The note is subordinate to the Cancom bank loans. The parent company has entered into a support arrangement on the note whereby in the event of continuing default on the note, the parent company has agreed to satisfy the obligations through either subscribing for additional shares of Cancom to yield sufficient cash proceeds to satisfy the repayment of the note or, at its option, by purchasing, for cash or sufficient Class B Non-Voting Shares of the Company, the note from the holders at an amount equal to the principal plus accrued interest.

Other subsidiaries and entities

Videon CableSystems Inc.

Videon CableSystems Inc. (“Videon”) has issued 8.15% Senior Debentures that are due April 26, 2010. Interest is payable semi-annually.

Pursuant to the inter-creditor agreement between the debenture holders and the syndicate of banks which had provided a credit facility to Videon, the debenture holders were required to release the debenture security when the credit facilities were repaid. As a result, the debentures are unsecured. The debentures are non-recourse to the parent company. The Senior Debentures are guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures is 7.63% after giving effect to the fair value adjustments on the debt at the date of the Moffat acquisition which adjustments are included in deferred credits.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 38.3% interest in the Partnership. The Partnership is building the Shaw Tower project in Vancouver, B.C. and will own it when complete. The Partnership has an available construction facility of $121,000 which is repayable no later than December 31, 2005 (if extended) and bears interest at bank prime rate plus 0.5%. The loan is secured by a general security agreement and a $150,000 fixed and floating charge debenture registered in a first priority position with respect to the land and project building. The loan is severally guaranteed by the Company and other two partners in the Partnership in the amount of $47,838. The Company’s portion of the debt guarantee is $18,338.

Senior secured notes redemptions

In August 2003, the Company redeemed the Star Choice US $150,000 Senior secured notes. In connection with the redemption, the Company incurred restructuring costs of $10,634 comprised of an early redemption premium of US $9,750 ($13,722 Cdn), costs to purchase the outstanding Cancom warrants of US $2,440 ($3,379 Cdn), and legal costs of $33, offset by the write-off of the fair value adjustment on the debt in deferred credits of $6,500.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

In 2001, the Company called for redemption of the US $91,916 11% senior secured priority notes and incurred restructuring fees of $8,590.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2003.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years are as follows:

$

2004	271,520
2005	325,348
2006	403,800
2007	149,200
2008	300,000
Thereafter	1,467,200

2,917,068

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

10.	DEFERRED CREDITS

	2003		2002

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

IRU agreements	622,258	31,421	622,023	19,437
Fair value adjustments on debt assumed on acquisitions	21,535	17,126	21,535	7,180
Foreign exchange gains on translating hedged long-term debt	138,107	—	14,318	—
Deposit on future fiber purchase	2,000	—	2,000	—

	783,900	48,547	659,876	26,617

Net book value	735,353		633,259

IRU agreements are in place for periods between 30 and 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2003 amounted to $11,984 (2002 – $11,517; 2001 – $4,902) and amortization in respect of fair value adjustments on debt amounted to $3,446 (2002 – $4,151; 2001 – $4,359) and was offset against interest expense. In connection with the redemption of the Star Choice US $150,000 Senior secured notes, the remaining unamortized fair value adjustment on the notes of $6,500 was written off and recorded as part of debt restructuring costs (see note 9).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

11.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A voting participating shares (“Class A Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares, Class B preferred shares, Canadian Originated Preferred Securities (“COPrS”), Variable Rate Equity Linked Exchangeable Debentures (“SHELS”) and Zero Coupon Loans.

			2003	2002
			$	$

Number of securities

2003	2002

11,360,432	11,373,972	Class A Shares	2,491	2,493
220,496,092	220,473,552	Class B Non-Voting Shares	2,107,464	2,107,367

231,856,524	231,847,524		2,109,955	2,109,860

		EQUITY INSTRUMENTS
		COPrS –
5,700,000	5,700,000	8.45% Series A US $142,500, due September 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B, due September 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172,500, due September 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series, due September 28, 2049	147,202	147,202
		SHELS –
—	33,923	Series III – US $33,923	—	50,342
—	28,853	Series IV – US $28,853	—	42,726
—	57,583	Series V – US $57,583	—	90,481
		Zero Coupon Loan US $22,835	33,858	33,858

			724,923	908,472

			2,834,878	3,018,332

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Class A and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares in limited circumstances.

Changes in Class A and Class B Share capital in 2003, 2002 and 2001 are as follows:

	Class A Shares		Class B Non-Voting Shares

	Number	$	Number	$

August 31, 2000	11,419,972	2,503	194,204,919	1,249,697
Class A Share conversions	(16,000)	(4)	16,000	4
Stock option plan issuances	—	—	454,671	4,581
Issues in respect of:
Cable system acquisitions	—	—	23,007,524	765,238
Cancom acquisition	—	—	2,685,243	87,083
Share issue costs	—	—	—	(34)

August 31, 2001	11,403,972	2,499	220,368,357	2,106,569
Class A Share conversions	(30,000)	(6)	30,000	6
Stock option plan issuances	—	—	75,195	792

August 31, 2002	11,373,972	2,493	220,473,552	2,107,367
Class A Share conversions	(13,540)	(2)	13,540	2
Stock option plans issuances	—	—	9,000	95

August 31, 2003	11,360,432	2,491	220,496,092	2,107,464

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Equity instruments

COPrS

The COPrS rank as unsecured junior subordinated debt. The Company has the right to defer payments of interest on the securities for a period up to 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity of the securities. Except in certain limited circumstances, the Company may not pay or declare dividends on any of its capital stock (including capital stock classified as debt) (except by way of stock dividend) at any time when any interest on the securities is either in default or is being deferred. There may be multiple extension periods of varying lengths, each of up to 20 consecutive quarterly periods, throughout the terms of the securities. During any extension period, interest will accrue but will not compound. The Company may satisfy its obligation to pay deferred interest on any applicable interest payment date through the issuance to the trustee of Class B Non-Voting Shares of the Company, in which event the holders of the securities shall be entitled to receive cash payments equal to the deferred interest from the proceeds of the sale of the requisite Class B Non-Voting Shares by the trustee.

The COPrS are redeemable, at the Company’s option, in whole or in part, at any time after September 30, 2002 (8.45% Series A), September 30, 2003 (8.50% Series), October 17, 2005 (8.875% Series) or September 30, 2007 (8.54% Series B) at a redemption price equal to 100% of the principal amount of the securities to be redeemed plus accrued and unpaid interest thereon to the date of such redemption. The Company has the ability to satisfy redemption obligations through the issuance of Class B Non-Voting Shares.

The Company has purchased a five-year extendible forward purchase contract which expires on March 31, 2005 to provide the US funds required for the quarterly interest payments on the US denominated securities at an exchange rate of $1.4078 Cdn. The counterparty has the option to extend the contract at the same rate for five years on March 31, 2005.

SHELS

During the year, the SHELS Series III and IV, having total underlying security of 1,452,506 Liberate common shares and SHELS Series V, having underlying security of 5,326,827 Terayon common shares were redeemed by transferring to the holders of the SHELS the underlying security in satisfaction of the SHELS obligation resulting in the Company recording a gain of $119,521. In the prior year, the SHELS I and II having total underlying security of 4,361,186 At Home Corporation common shares were redeemed in the same manner resulting in the Company recording a gain of $218,327.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Zero Coupon Loan

The Zero Coupon Loan is collateralized by a forward contract entered into by the Company in respect of 732,237 Motorola shares. The loan bears interest at 7.53% compounded annually with principal and interest payable in 4 equal weekly installments commencing July 19, 2005. The Company may satisfy its obligation to pay principal and interest at maturity through the issuance of Class B Non-Voting Shares.

Concurrent with receipt of the Zero Coupon Loan proceeds, the Company entered into an equity forward sale contract in respect of 732,237 Motorola shares whereby the Company has agreed to forward sell the shares at dates that coincide with the maturity dates of the Zero Coupon Loan.

Until May 27, 2005, the Company has the option to elect to deliver the required number of Motorola shares in exchange for cash payments that equal the payments required under the Zero Coupon Loan at each respective maturity date. If the Company does not elect to physically settle the forward contract, a cash settlement will be made between the parties for the difference between the fair market value of the Motorola shares at maturity and the forward sale price of US $44.7567 per share.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000 of which 8,392,500 are still available for issue as at August 31, 2003.

The changes in options in 2003, 2002 and 2001 are as follows:

	2003		2002		2001

		Weighted average		Weighted average		Weighted average
		exercise price		exercise price		exercise price
	Shares	$	Shares	$	Shares	$

Outstanding at beginning of year	8,303,000	32.58	7,640,500	32.57	5,450,000	32.49
Granted	1,093,250	32.62	2,116,750	32.64	3,510,000	32.73
Exercised	—	—	(11,750)	32.63	(16,000)	32.62
Forfeited	(1,788,750)	32.64	(1,442,500)	32.67	(1,303,500)	32.66

Outstanding at end of year	7,607,500	32.58	8,303,000	32.58	7,640,500	32.57

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

The following table summarizes information about the options outstanding at August 31, 2003:

	Options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
	August 31,	remaining	exercise	August 31,	exercise
Range of prices	2003	contractual life	price	2003	price

$29.70 – $34.08	7,607,500	7.7	$32.58	3,336,486	$32.36

For all common share options granted to employees, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share for 2003 would have been reported as the proforma amount indicated below:

Net loss	(47,828)
Proforma net loss	(68,664)
Proforma loss per share	(0.47)

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2003 was $1.36 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0.33%
Risk-free interest rate	3.19%
Expected life of options	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	40.4%

For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At August 31, 2003 there were 78,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.89. The weighted average remaining contractual life of the Cancom options is 3.6 years. At August 31, 2003, 65,002 Cancom options were exercisable into 58,502 Class B Non-Voting Shares of the Company at a weighted average price of $14.13 per Class B Share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and Star Choice had established a plan to grant Cancom warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on earnings of the Company.

A total of 262,807 warrants remain outstanding and vest evenly over a four-year period. At August 31, 2003, 122,929 warrants have vested.

Share transfer restriction

The Articles of Arrangement of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Loss per share

The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Loss per share calculations are as follows:

	2003	2002	2001
	$	$	$

Net loss	(47,828)	(286,324)	(157,273)
Equity entitlements, net of tax	(40,193)	(42,331)	(40,123)

	(88,021)	(328,655)	(197,396)

Loss per share – basic and diluted	(0.38)	(1.42)	(0.89)

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculations	231,848,000	231,820,000	221,079,000

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Options to purchase 7,677,702 (2002 – 8,382,202; 2001 – 7,806,788) Class B Non-Voting Shares were outstanding under the Company’s stock option plan and the Cancom option plan at August 31, 2003, warrants to issue 262,807 Class B Non-Voting Shares (2002 – 262,807) were outstanding at August 31, 2003, and the Company has the right to issue Class B Non-Voting Shares in satisfaction of its redemption obligations on equity instruments included in share capital. These potentially dilutive securities are anti-dilutive (decreases loss per share) and are therefore not included in calculating diluted loss per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

12.	FOREIGN CURRENCY CUMULATIVE TRANSLATION ADJUSTMENT

	2003	2002
	$	$

Balance, beginning of year	1,513	1,331
Current year’s deferred translation adjustment	(20,083)	182
Disposition of US cable systems	19,052	—

Balance, end of year	482	1,513

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
	$	$

Trade	60,918	58,812
Vendor financing facility	—	40,000
Accrued liabilities	130,546	179,527
Accrued network fees	88,427	94,921
Interest and dividends	83,394	93,245
Due to related parties	17,503	18,847
Pension plan liability	9,679	—
Other	23,245	25,754

	413,712	511,106

Interest on the vendor financing facility included in interest expense amounted to $842 (2002 – $4,878; 2001 – $nil). The vendor facility was repaid in 2003 and bore interest at rates specified by the vendor. For the period to March 2002, the stated interest rate was 8.4% and was reduced to 7.4% thereafter.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

14.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liabilities and assets are as follows:

	2003	2002
	$	$

Future income tax liabilities:
Property, plant and equipment	180,727	221,872
Broadcast licenses	1,165,646	1,210,084
Deferred charges	16,017	16,003
Partnership income	200,822	161,291

	1,563,212	1,609,250

Future income tax assets:
Non-capital loss carryforwards	622,634	560,280
Investments	12,301	44,411

	634,935	604,691

Net future income tax liability	928,277	1,004,559

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Company and its subsidiaries.

The Company realized a capital loss on the sale of the US cable systems of $99,000 in 2003 for which no future income tax asset has been recognized in the accounts.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to loss before income taxes for the following reasons:

	2003	2002	2001
	$	$	$

Current statutory income tax rate	38%	40%	43%

Income tax benefit at current statutory rates	(6,073)	(126,298)	(188,472)
Increase (decrease) in taxes resulting from:
Effect of future tax rate reductions	—	—	(250,227)
Large corporations tax	8,632	7,945	7,456
Non-taxable portion of foreign exchange losses and amounts on sale/write-down of assets and investments	5,268	18,659	38,310
Writedown of non-deductible goodwill	19,000	—	—
Amortization on amounts assigned to assets on business combinations not deductible for tax purposes	—	—	5,188
Originating temporary differences recorded at future tax rates expected to be in effect when realized	1,664	16,757	34,711
Other	1,434	30	1,443

Income tax expense (recovery)	29,925	(82,907)	(351,591)

Significant components of the provision for income taxes are as follows:

	2003	2002	2001
	$	$	$

Current tax expense	35,706	37,324	38,379
Future income tax benefit related to origination and reversal of temporary differences	(5,781)	(120,231)	(139,743)
Future income tax recovery resulting from rate changes	—	—	(250,227)

Income tax expense (recovery)	29,925	(82,907)	(351,591)

Current and future income taxes payable have been reduced by the benefit of income tax deductions attributable to dividends on equity instruments, considered as interest for income tax purposes, and equity issue costs in the amount of $24,634 (2002 – $28,656; 2001 – $32,547). The income tax benefits have been credited to equity in each respective year.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

15.	BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (“Cable”); DTH (Star Choice) satellite; and satellite distribution services (“Satellite”). All of these operating segments are located in Canada except for two small cable television systems acquired in the Moffat acquisition located in the United States, which were sold effective June 30, 2003.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenues and operating income before charges such as amortization, restructuring costs, recoveries on litigation and inventory write-downs.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

	2003

		Satellite

	Cable	DTH	Satellite services	Total	Total
	$	$	$	$	$

Revenue – total	1,488,929	496,804	116,782	613,586	2,102,515
Inter segment	(2,607)	(5,167)	(18,001)	(23,168)	(25,775)

	1,486,322	491,637	98,781	590,418	2,076,740

Operating income before amortization, restructuring charges and DTH inventory write-down	727,458	52,814	41,578	94,392	821,850

Satellite restructuring charge					(4,850)
Corporate restructuring charge					(4,000)
DTH write-down of inventory					(4,400)
Recovery of Cable litigation accrual					12,000

Operating income before amortization					820,600

Operating income as % of external revenue	48.9%	10.7%	42.1%	16.0%	39.5%

Segment assets	5,771,952	965,510	556,844	1,522,354	7,294,306

Corporate assets including equity investees					306,813

Total assets					7,601,119

Capital expenditures by segment – accrual basis	163,835	35,038	1,912	36,950	200,785

Corporate expenditures					36,789

					237,574
Working capital change					20,109

Capital expenditures cash flow					257,683

Equipment subsidies	67,628	95,248	—	95,248	162,876
Total capital expenditures on an accrual basis and equipment subsidies	268,252	130,286	1,912	132,198	400,450

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

	2002

		Satellite

	Cable	DTH	Satellite services	Total	Total
	$	$	$	$	$

Revenue – total	1,395,103	416,981	119,774	536,755	1,931,858
Inter segment	(1,816)	(1,430)	(14,328)	(15,758)	(17,574)

	1,393,287	415,551	105,446	520,997	1,914,284

Operating income (loss) before amortization and restructuring charge	608,916	(14,103)	42,460	28,357	637,273

Corporate restructuring charge					(4,600)

Operating income before amortization					632,673

Operating income (loss) as % of external revenue	43.7%	(3.4% )	40.3%	5.4%	33.1%

Segment assets	6,520,696	999,372	637,371	1,636,743	8,157,439

Corporate assets including equity investees					344,259

Total assets					8,501,698

Capital expenditures by segment – accrual basis	543,760	80,558	20,576	101,134	644,894

Corporate expenditures					87,119

					732,013
Working capital change					11,555

Capital expenditures cash flow					743,568

Equipment subsidies	52,446	69,208	—	69,208	121,654
Total capital expenditures on an accrual basis and equipment subsidies	683,325	149,766	20,576	170,342	853,667

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

	2001

		Satellite

	Cable	DTH	Satellite services	Total	Total
	$	$	$	$	$

Revenue – total	1,136,798	307,988	123,684	431,672	1,568,470
Inter segment	(731)	—	(14,963)	(14,963)	(15,694)

	1,136,067	307,988	108,721	416,709	1,552,776

Operating income (loss) before amortization	470,700	(58,512)	48,152	(10,360)	460,340

Operating income (loss) as % of external revenue	41.4%	(19.0% )	44.3%	(2.5% )	29.6%

Segment assets	6,258,871	1,148,046	558,809	1,706,855	7,965,726

Corporate assets including equity investees					812,463

Total assets					8,778,189

Capital expenditures by segment – accrual basis	674,714	41,709	111,747	153,456	828,170

Corporate expenditures					18,770

					846,940
Working capital change					(18,213)

Capital expenditures cash flow					828,727

Equipment subsidies	58,277	107,215	—	107,215	165,492
Total capital expenditures on an accrual basis and equipment subsidies	751,761	148,924	111,747	260,671	1,012,432

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

16.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During 2001 the Company, through one of its subsidiaries, purchased 28 Ku-band transponders and leased 3 C-band transponders on the Anik F1 satellite from Telesat Canada (“Telesat”). The Company has posted a letter of credit with Telesat to secure the monthly lease payments for the term of the lease, which is five years. The posting of this letter of credit reduces the available funds that can be drawn under Cancom’s operating line of credit (see note 9). The Company, through another one of its subsidiaries, has entered into an agreement with Telesat to purchase 16 Ku-band transponders on the Anik F2 satellite, scheduled to be launched in 2004 at a cost of $48,000. Under the terms of this agreement the Company has made three cash deposits totalling $43,200 and is committed to make a final deposit of $4,800 upon acceptance. Under the Ku-band F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of fifteen years.

(ii)	The Company has various long-term commitments for the maintenance of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2004	106,830
2005	92,374
2006	84,974
2007	80,207
2008	75,362
Thereafter	541,409

981,156

Transponder maintenance expenses of $35,010 (2002 – $35,029; 2001 – $18,489) and rental expenses of $85,025 (2002 – $84,052; 2001 – $82,653) have been included in operating, general and administrative expenses in the Consolidated Statements of Loss.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Contingencies

The Company and its subsidiaries are involved in litigation matters arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these financial statements.

Guarantees

As described in note 2, the Company adopted AG 14 which requires a guarantor to disclose information about certain types of guarantees that it has provided. Generally, it is not Company policy to issue guarantees to non-controlled affiliates or third parties; however, we do in the normal course of business enter into indemnification agreements and have issued irrevocable standby letters of credit and performance bonds with and to third parties. In addition, we have guaranteed a portion of the indebtedness of the Partnership.

Indemnities

Many of our agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2003 management believes it is remote that the indemnification provisions would require any material cash payment. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers appropriate.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Irrevocable standby letters of credit and performance bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2003, the guarantee instruments amounted to $2,490. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates between fiscal 2004 and 2006.

Indirect guarantee of indebtedness of another party

As described in Note 9, the Company has severally guaranteed $47.8 million of the Partnership total credit facilities of $121.0 million, with Shaw’s portion being $18.3 million. The Partnership was formed by Shaw, Westbank Projects Corporation and Ledcor Industries to build a unique mixed-use structure, with office/retail space and living/working space in Coal Harbour, Vancouver. When construction is completed in approximately one year, Shaw will make the Burrard Landing site the headquarters for its Lower Mainland operations. The total cost of the project is anticipated to be approximately $145 million and is financed primarily through the Partnership’s own credit facilities of $121.0 million plus equity from the partners of approximately $26 million. The Partnership loans will be repaid through the proceeds on the sale of residential condominium units of approximately $100 million plus rental income from the office building.

The terms of the loan guarantee are intended to preserve the structure of the Partnership’s separation from Shaw and payment would only be triggered if the Partnership failed to perform under its debt obligations. A review of the project in September indicates that over 90% of the residential units have been pre-sold and the project is ahead of plan while costs are in line with the business plan. Accordingly, as of August 2003, we believe it is remote that these guarantees would require any cash payment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

17.	PENSION PLAN

The Company has defined contribution pension plans for all non-union employees and contributes amounts based on earnings to a maximum of 5%. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Pension costs incurred during the year were $5,582 (2002 – $5,931; 2001 – $4,367).

Effective September 1, 2002, the Company established a new non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and rate of pay. The plan is unfunded and is not guaranteed by the Company. The table below shows the change in benefit obligations.

2003
$

Projected benefit obligation, beginning of year	30,543
Current service cost	1,546
Interest cost	2,166
Actuarial losses	10,063
Past service cost	3,400

Projected benefit obligation, end of year	47,718
Plan value of assets, end of year	—

Plan deficit, end of year	(47,718)

2003
$

Unamortized past service costs	27,976
Unamortized actuarial loss	10,063

Balance of unamortized pension obligation	38,039

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

The table below shows the significant weighted-average assumptions we used to measure the pension obligation.

	2003	2002
	%	%

Discount rate	6.50	6.75
Rate of compensation increase	3.00	3.00

The table below shows the components of the net benefit plan expense.

2003
$

Current service cost	1,546
Interest cost	2,166
Amortization of past service costs	5,967

Pension expense and accrued pension liability	9,679

18.	RELATED PARTY TRANSACTIONS

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties as follows:

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $87,957 (2002 – $98,211; 2001 – $77,314), advertising fees of $337 (2002 – $1,245; 2001 – $1,746) and programming fees of $1,414 (2002 – $967) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided cable system distribution access to Digital ADventure, the advertising division of Corus, for $240 (2002 – $761; 2001 – $3,416), administrative services to Corus for $1,419 (2002 – $1,539; 2001 – $1,166) and uplink of television signals to Corus for $3,372 (2002 – $5,233; 2001 – $3,185).

The Company provided Corus with television advertising spots in return for radio advertising. No monetary consideration was exchanged for these transactions which were both valued at $1,036 (2002 – $207; 2001 – $1,318).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

GT Group Telecom Inc. (“GT”)

On February 4, 2003, GT was reorganized resulting in the disposition of the Company’s interest. Accordingly, only transactions between the Company and GT up to that date are included as related party transactions.

GT has been granted an IRU relating to certain specifically identified existing fibers in the fiber optic cable networks of the Company for 30 to 60 years. The Company performed maintenance for GT in respect of the fiber subject to the IRU for $2,695 (2002 – $4,803; 2001 – $3,650), and provided GT with Internet services for $730 (2002 – $6,456; 2001 – $5,174). During the year, leased circuit charges of $695 (2002 – $3,696; 2001 – $3,510) were paid to GT.

In 2001, transition costs were incurred by the Company and GT. The Company paid GT $5,121 for web-hosting and telecommunications services during the construction of the Company’s Internet data centre and broadband communications network. GT paid Shaw $1,341 for support during development of its information and processing systems.

In addition, the Company paid GT $2,573 and $2,998 in 2002 and 2001, respectively, for fibre and equipment for its distribution system.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Specialty Channels

The Company has equity interests in The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc. and Tech TV Canada Holdings Inc., all of which commenced commercial operations in January 2002. During the year, the Company paid network fees of $2,384 (2002 – $1,182) and provided uplink television signals for $621 (2002 – $730), in respect of these speciality channels.

Other

The Company has entered into certain transactions with companies, senior officers and directors of the Company and are as follows:

The Company agreed to acquire certain cable systems of Monarch Cablesystems Ltd. (“Monarch”) for $90 million including $25 million of either cash or assumption of debt and the balance through the issuance of Class B Non-Voting Shares of Shaw at $17.39 per share. The cable systems serve approximately 35,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. The transaction is subject to approval by the CRTC and the Toronto Stock Exchange. Monarch is controlled by a Director of the Company. The transaction was reviewed and approved by an independent committee of the Board of Directors.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Under a policy of supporting employee and officer relocations, the Company has granted non-interest bearing loans for a period of five years collateralized by mortgages on the personal residences. Other loans have in the past been granted to executive officers in connection with their employment for periods ranging up to ten years. In 2002, two real estate properties, initially acquired by the Company, were sold to an officer of the Company for the greater of cost or fair market value. In 2002, a 10-year loan for an amount up to $6,000 was taken back as consideration and a mortgage on each of the properties is held as collateral. Effective June 25, 2003 the loan bore interest at 4% per annum, subject to annual review. Previously, the loan was non-interest bearing. At August 31, 2003, the total amount outstanding on all employee and officer loans was $7,299 (2002 – $8,161).

In 2002, the Company sold its interest in WTN to Corus for $202,500 (see note 2) and purchased from Corus Viewers Choice, the Western Canadian pay-per-view service, for $33,000 (before costs of acquisition). Corus paid interest of $2,440 to Shaw on settlement of final amounts owing in respect of the sale.

Effective August 31, 2001, the Company sold to Bragg Communications Inc., a company controlled by a former director of the Company, its interest in certain cable systems located in Atlantic Canada (see note 2).

In 2001, the Company sold its interest in the Astral Media, Inc. to Corus for $109,768, recording a gain on the sale of $17,661.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

19.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and liabilities approximates their carrying amount due to their short-term nature.

(ii)	Investments and other assets

a)	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments except in those cases where investments are subject to the rights of holders of SHELS to exchange the SHELS for an underlying investment at predetermined conversion rates, in which case the fair value is set at the amount recorded in the accounts on the receipt of proceeds on the SHELS issued. Similarly, the fair value of investments subject to forward sale agreements, which are pledged as collateral for the Zero Coupon Loan and match the maturity of the loan, are valued at the proceeds received on the loan.

b)	The fair value of other investments in this category approximates their carrying value.

(iii)	Long-term debt

a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and libor rates.

b)	The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Derivative financial instruments

The fair value of interest and cross-currency interest exchange agreements and US currency contracts is based upon quotations by the counterparties to the agreements.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

The estimated fair values of long-term debt and related derivative financial instruments are as follows:

	2003		2002

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	$	$	$	$

Long-term debt	2,917,068	2,953,902	3,469,637	3,190,657

Derivative financial instruments –
Interest exchange agreements	—	26,590	—	29,093
Cross-currency interest rate exchange agreements	—	131,636	—	(123,226)
US currency purchase and purchase option contracts	—	10,531	—	(15,963)

	2,917,068	3,122,659	3,469,637	3,080,561

A hypothetical one percentage point decrease in interest rates would have the effect of increasing the estimated fair value of the Company’s debt instruments to $3.2 billion at August 31, 2003 (2002 – $3.3 billion).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risks

Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable are not subject to any significant concentrations of credit risk with the exception of amounts receivable by Star Choice from its distributor to franchise dealers. Amounts owing by the distributor represented approximately 2% of consolidated accounts receivable as at August 31, 2003 (2002 – 3%).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

20.	STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	2003	2002	2001
	$	$	$

Net loss	(47,828)	(286,324)	(157,273)
Non-cash items:
Amortization	598,189	585,331	473,121
Amortization of deferred IRU revenue	(11,984)	(11,517)	(4,902)
Future income tax recovery	(5,781)	(120,231)	(389,970)
Write-down of investments	15,000	330,466	163,454
Gain on redemption of SHELS	(119,521)	(218,327)	—
Loss (gain) on sale of investments	(1,957)	(2,321)	106,716
Gain on sale of cable systems	—	—	(66,595)
Loss on sale of satellite assets	3,800	1,281	—
Loss (gain) on issuance of stock by equity investee	—	571	(4,525)
Equity loss on investees	1,921	53,487	71,282
Non-controlling interest	—	—	(725)
Debt restructuring costs	10,634	—	8,590
Foreign exchange (gain) loss on unhedged long-term debt	(32,617)	1,658	15,188
Loss on sale and write-down of assets	124,674	—	—
Other	236	(1,965)	(3,847)

Cash flow from operations	534,766	332,109	210,514

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2003	2002	2001
	$	$	$

Accounts receivable	49,864	6,082	(72,366)
Prepaids and other	3,369	1,568	(6,949)
Accounts payable and accrued liabilities	(67,085)	(38,682)	141,389
Income taxes payable/recoverable	8,655	18,737	320
Unearned revenue	8,872	15,598	17,076

	3,675	3,303	79,470

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	2003	2002	2001
	$	$	$

Interest	272,110	257,609	183,416
Income taxes	3,151	(10,443)	4,761

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2003	2002	2001
	$	$	$

Common shares issued on acquisitions [note 2]	—	—	852,321

21.	UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

(a)	Reconciliation to accounting principles generally accepted in the United States

	2003	2002	2001
	$	$	$

Net loss using Canadian GAAP	(47,828)	(286,324)	(157,273)
Add (deduct) adjustments for:
Amortization of intangible assets (1) (5) (6)	—	—	(39,099)
Deferred charges (2)	(9,849)	35,594	(72,204)
Foreign exchange gains (losses) (3)	54,527	1,370	(51,906)
Equity in loss of investees (4)	2,001	(19,901)	(7,963)
Gain on sale of cable systems (6)	—	—	3,339
Entitlement payments on equity instruments (8)	(64,827)	(70,551)	(70,394)
Adjustment to write-down of GT Group Telecom Inc. (11)	—	28,374	—
Income tax effect of adjustments	18,005	13,631	76,412
Effect of future income tax rate reductions on differences	—	—	32,793

Net income (loss) using US GAAP	(47,971)	(297,807)	(286,295)

Unrealized foreign exchange gain on (loss) translation of self-sustaining foreign operations	(1,031)	1,513	—
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains (losses) arising during the year	1,361	59,406	(351,019)
Less: reclassification adjustments for gains included in net income	(95,879)	(180,425)	(76,282)

	(95,549)	(119,506)	(427,301)
Cumulative effect of accounting change (9)	—	—	(27,376)
Adjustment to fair value of derivatives (9)	(224,341)	53,293	66,726
Foreign exchange gains (losses) on hedged long-term debt (10)	136,975	—	—
Minimum liability for pension plan (12)	(1,928)	—	—
Effect of future income tax rate reductions on differences	—	—	128,625

	(184,843)	(66,213)	(259,326)

Comprehensive loss using US GAAP	(232,814)	(364,020)	(545,621)

Loss per share – basic and diluted
Net loss per share using US GAAP	(0.21)	(1.28)	(1.30)
Comprehensive loss per share using US GAAP	(1.00)	(1.57)	(2.47)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Balance sheet items using US GAAP

	2003		2002

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	49,415	74,758	133,602	280,231
Derivatives instruments asset (9)	—	—	—	110,096
Deferred charges (2) (10) (12)	169,045	70,044	219,916	59,532
Broadcast licenses (1) (5) (6)	4,627,728	4,602,494	4,877,256	4,852,022
Accounts payable and accrued liabilities (12)	413,712	444,700	511,106	511,106
Deferred credits (10)	735,353	597,246	633,259	618,941
Derivatives instruments liability (9)	—	168,757	—	—
Future income taxes	928,277	891,358	1,004,559	1,007,287
Long-term debt (8)	2,645,548	3,363,685	3,469,637	4,433,869
Shareholders’ equity	2,495,066	1,653,318	2,779,108	1,897,573

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2003	2002
	$	$

Shareholders’ equity using Canadian GAAP	2,495,066	2,779,108
Amortization of intangible assets (1)	(123,542)	(123,542)
Deferred charges (2)	(34,130)	(29,579)
Equity in loss of investees (4)	(36,202)	(37,843)
Gain on sale of subsidiary (5)	13,822	13,822
Gain on sale of cable systems (6)	47,501	47,501
Equity instruments (8)	(709,540)	(942,848)
Accumulated other comprehensive income	825	192,467
Cumulative translation adjustment	(482)	(1,513)

Shareholders’ equity using US GAAP	1,653,318	1,897,573

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Included in shareholders’ equity under US GAAP is accumulated other comprehensive income, which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income is comprised of the following:

	2003	2002
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	482	1,513
Unrealized gains on investments (7)	20,721	122,038
Fair value of derivatives (9)	(131,698)	92,643
Foreign exchange gains (losses) on hedged long-term debt (10)	113,248	(23,727)
Minimum liability for pension plan (12)	(1,928)	—

	825	192,467

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast licenses were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over forty years. Effective September 1, 2001, broadcast licenses are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges

Marketing costs to launch new services and equipment subsidies are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

(3)	Foreign exchange gains (losses) on equity instruments

US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast licenses under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in subscriber base upon the recognition of the gain.

(7)	Unrealized gains (losses) on investments

Under US GAAP, equity securities having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value, that is other than temporary, has occurred.

(8)	Equity instruments

Equity instruments are classified as equity under Canadian GAAP and interest thereon net of taxes is recorded as dividends. Under US GAAP, these instruments would be classified as debt and interest thereon recorded as interest expense.

(9)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges, are adjusted through income, or other comprehensive income until the hedged item is recognized in income, depending on the nature of the hedge. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

Accounting for derivatives under US GAAP commenced September 1, 2000. The transition adjustments resulting from adoption have been recognized in other comprehensive income (loss) as a cumulative effect of an accounting change.

(10)	Foreign exchange gains (losses) on hedged long-term debt

Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	Adjustment to write-down of GT Group Telecom Inc.

Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under US GAAP.

(12)	Minimum liability for pension plan

The Company’s new unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $40,667. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003, 2002 and 2001
[all amounts in thousands of Canadian dollars except per share amounts]

(b)	Stock-based compensation

The Company applies APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for US GAAP purposes. Pro forma disclosures of net income (loss) and net income (loss) per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2003	2002	2001
		$	$	$

Net income (loss), US GAAP	As reported	(47,971)	(297,807)	(286,295)
	Pro forma	(68,807)	(318,009)	(300,996)

Net income (loss) per share, US GAAP	As reported	(0.21)	(1.28)	(1.30)
	Pro forma	(0.30)	(1.37)	(1.36)

The fair value of common share options granted in 2003 was $1,487 (2002 – $11,978; 2001 – $20,532). The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	2003	2002	2001

Dividend yield	0.33%	0.22%	0.17%
Risk-free interest rate	3.19%	2.75%	5.25%
Expected life	4 years	4 years	4 years
Expected volatility	40.4%	44%	25%

22.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

23.	SUBSEQUENT EVENTS AND PENDING TRANSACTIONS

As further disclosed in Note 18 to the Consolidated Financial Statements, the Company agreed to acquire certain cable systems of Monarch.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2003
          Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.